SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: May 13, 2005

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the First Quarter 2005 Report, which appears immediately following this page.

Financial Reporting

First Quarter 2005 Report
3 May 2005

UBS Financial Highlights

UBS income statement
	Quarter ended			% change from
CHF million, except where indicated	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Net profit attributable to UBS shareholders	2,625	2,078	2,277	26	15

Basic earnings per share (CHF) [1]	2.60	2.07	2.16	26	20

Diluted earnings per share (CHF) [1]	2.48	1.97	2.05	26	21

Return on equity attributable to UBS shareholders (%) [2]	32.4	25.5	28.8

Performance indicators [3]

Basic earnings per share (CHF) [4]	2.60	2.23	2.34	17	11

Return on equity attributable to UBS shareholders (%) [2]	32.4	27.8	31.1

Financial Businesses [5]

Operating income	10,104	9,084	10,135	11	0

Operating expenses	6,877	6,600	7,120	4	(3)

Net profit attributable to UBS shareholders	2,427	1,889	2,248	28	8

Cost / income ratio (%) [6]	69.0	73.0	70.3

Net new money, wealth management businesses (CHF billion) [7]	21.2	13.3	19.0

Headcount (full-time equivalents)	68,197	67,407	65,607	1	4

Pre-goodwill earnings [3]

Operating income	10,104	9,084	10,135	11	0

Operating expenses	6,877	6,433	6,940	7	(1)

Net profit attributable to UBS shareholders	2,427	2,056	2,428	18	0

Cost / income ratio (%) [6]	69.0	71.1	68.5

UBS balance sheet & capital management
	As at			% change from
CHF million, except where indicated	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

Balance sheet key figures

Total assets	1,838,823	1,737,118		6

Equity attributable to UBS shareholders	38,130	33,941		12

Market capitalization	109,838	103,638	105,857	6	4

BIS capital ratios

Tier 1 (%) [8]	11.5	11.9	12.4

Total BIS (%)	13.0	13.8	13.8

Risk-weighted assets	286,014	264,832	263,833	8	8

Invested assets (CHF billion)	2,360	2,250	2,238	5	5

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements.  2 Net profit attributable to UBS shareholders year to date (annualized as applicable) / average equity attributable to UBS shareholders less dividends.  3 Excludes the amortization of goodwill in 2004. Due to changes in accounting standards, there is no amortization of goodwill from 2005 onwards.  4 Net profit attributable to UBS shareholders / weighted average shares outstanding.  5 Excludes results from industrial holdings.  6 Operating expenses / operating income less credit loss expense or recovery.  7 Includes Wealth Management and Wealth Management USA. Excludes interest and dividend income.  8 Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the capital management section.

From first quarter 2005 onwards, the entire private equity portfolio is reported as part of the Industrial Holdings segment.

Throughout this report, 2004 and 2003 results have been restated to reflect accounting changes (IAS 1, IFRS 2, IFRS 4, IAS 27 and IAS 28) effective 1 January 2005.

First Quarter 2005 Report
3 May 2005

Financial Calendar

Publication of Second Quarter 2005 results	Tuesday, 9 August 2005

Publication of Third Quarter 2005 results	Tuesday, 1 November 2005

Publication of Fourth Quarter 2005 results	Tuesday, 14 February 2006

Annual General Meeting	Wednesday, 19 April 2006

Switchboards

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London	+44 20 7568 0000	Hong Kong	+852 2971 8888

Investor Relations

Hotline: +41 44 234 4100	email: sh-investorrelations@ubs.com	Internet: www.ubs.com/investors

Zurich		New York

Matt Miller	+41 44 234 4360	Reginald Cash	+1 212 882 5734

Caroline Ryton	+41 44 234 2281	Fax	+1 212 882 5769

Goetz Thurm	+41 44 234 8439

Patrick Zuppiger	+41 44 234 3614

Fax	+41 44 234 3415

UBS AG		UBS AG
Investor Relations		Investor Relations
P.O. Box		51 West 52nd Street
CH-8098 Zurich		10019 New York
Switzerland		United States of America

UBS Shareholder Services		US Transfer Agent

UBS AG		Mellon Investor Services
Shareholder Services		Overpeck Centre
P.O. Box		85 Challenger Road
CH-8098 Zurich		Ridgefield Park, NJ 07660
Switzerland		United States of America

Phone:	+41 44 235 6202	calls from the US:	+1 866 541 9689

Fax:	+41 44 235 3154	calls outside the US:	+1 201 329 8451

email:	sh-shareholder-services@ubs.com	Fax:	+1 201 296 4801

		email:	sh-relations@melloninvestor.com

Media Relations

Hotline: +41 44 234 8500	email: mediarelations@ubs.com	Internet: www.ubs.com/media

Interactive First Quarter 2005 Report

An interactive version of this report can be viewed online in the First Quarter 2005 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

First Quarter 2005 Report
3 May 2005

Letter to shareholders

Dear shareholders,

Our quarterly messages provide you with an update on your firm. We believe they should not only tell you how we are doing financially, they should also give you some insight into how we approach new opportunities and new markets. Like China, for example. This market could become a key source of revenue growth – but it will not happen overnight. We have been patiently investing in our franchise in China for almost two decades now, and will continue to do so. An example of that is our new joint venture fund management company, established last month together with the State Development Investment Corporation. Together, we will launch new China-based mutual funds, strengthening their existing fund offerings. Our Investment Bank’s business momentum in China is also extremely strong – and is the subject of one of the features in our quarterly report. We hope you will take the opportunity to read it.

Looking at our financials in first quarter – net profit attributable to you, our shareholders, was CHF 2,625 million. Our industrial holdings, now including the private equity portfolio previously reported as part of the Investment Bank, contributed CHF 198 million. Our financial businesses contributed CHF 2,427 million, the second-best quarterly performance on record. In fact, we missed by only CHF 1 million the record pre-goodwill result achieved in first quarter 2004.

Revenues held up extremely well – even if our securities trading performance did not match the peak level achieved in buoyant markets a year ago. In another clear illustration of the diversity of our income stream, the strength of recurring revenues in our wealth and asset management businesses compensated for the slowdown in trading returns. This recurring revenue growth was in large part driven by our invested asset base, which grew to CHF 2.4 trillion this quarter, as clients once again trusted us with significant new assets. Net fee and commission income was almost at its all-time high, making up more than 50% of our overall operating income, and including the highest investment fund fees we have ever reported. Our total inflow of net new money was CHF 32.3 billion this quarter, with wealthy individual clients contributing CHF 21.2 billion. Our European wealth management business alone had an intake of CHF 5.6 billion. Although this is a business we started building just four years ago, it already has a proven track record of attracting clients and growing revenue. Interest income from lending to private clients also rose, driven mainly by lending to wealthy US clients and higher mortgage volumes in Switzerland.

Our results this quarter were also helped by our continued cost discipline and another quarter of credit loss recoveries. The low level of our cost/income ratio – at 69.0%, marginally higher than 68.5% (pre-goodwill) in first quarter 2004 – reflects our continued efforts to improve the efficiency of our business. Earnings per share and return on equity, at CHF 2.60 and 32.4% respectively, both reached their all-time highs.

Excellence in managing our daily operations creates value. It starts with robust business processes. It continues with stable, reliable and efficient information technology. An example of this is our Swiss Strategic Solution Program (SSP). Operational since the end of last year, it will be completed by the end of 2005. A wholly new technology platform replacing an earlier generation of systems, it creates a technical framework that will help us increase the quality and flexibility of our systems – as well as the service we provide to our clients. It will allow for real-time processing around the clock, helping us gain effectiveness while lowering costs.

Technological sophistication, combined with ever-increasing scale and complexity, increases our exposure to operational risk. Regulators have also become ever less tolerant of mistakes. Unfortunately, operational hazards are implicit in our business. That’s why we are investing significantly in the processes for identifying, managing and controlling our exposure to potential operational risks. Effective operational risk management ensures that we can focus on what we are supposed to do – creating value for our shareholders and our clients, while minimizing the time, energy and attention paid to preventable “fire fighting” exercises.

We cannot sacrifice the way we manage risks for the sake of growth. With our latest leadership appointments, we have enhanced the roles of the key individuals responsible for building the firm’s risk control success over the last few years. On 1 March, Walter Stuerzinger, our Chief Risk Officer since 2001, joined UBS’s Group Executive Board, assuming firm-wide responsibility for market, operational and credit risk control.

At our Annual General Meeting on 21 April, our shareholders elected Marco Suter, former Chief Credit Officer, to the Board of Directors. As Executive Vice Chairman, he will be responsible for overseeing risk policy and controls, replacing Alberto Togni, who retired after reaching the statutory age limit. Our shareholders also elected an external, independent member to the Board, Peter Voser, Chief Financial Officer of The Royal Dutch/Shell Group of Companies, who adds extensive international financial management experience.

Outlook – As always, it is hard to predict at this early stage how the year will turn out. History shows that there is a natural seasonality boosting first quarter performance, and market activity has ebbed as the year has progressed. However, we have designed our diversified business mix to deliver sustainably strong results across a whole variety of market conditions.

3 May 2005

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer
Sadly, at the end of March, we lost a truly remarkable colleague, Eric Roll, who died at the age of 97. After eminent careers in government and academia, Lord Roll began his banking career at S.G. Warburg & Co in 1966, later becoming its chairman. We will remember him as a pivotal individual who helped shape our Investment Bank of today. As a senior advisor, Lord Roll attended the office every morning until the week in which he died. His wealth of experience was a major asset to all of us, and we will greatly miss him. Lord Roll had a passion for innovation that did not diminish with his advanced years – a passion that has become deeply embedded in our culture. In the end, it is the values we inherit and preserve from remarkable employees that make us the firm that we are now.

UBS Results

UBS Results
3 May 2005

UBS Results

Results

In first quarter 2005, UBS reported net profit attributable to UBS shareholders (“attributable profit”) of CHF 2,625 million, up from CHF 2,277 million a year earlier. Pre-goodwill, attributable profit was up 7%. Our financial businesses contributed CHF 2,427 million to first quarter attributable profit, up 8% from a year earlier but virtually flat pre-goodwill. Our industrial holdings, now including the private equity portfolio, contributed CHF 198 million, or 7.5%, to UBS’s attributable profit. This segment contributed 22.9% of our operating income and 27.8% of operating expenses.

Initiatives and achievements

New board appointments

Shareholders at the 2005 Annual General Meeting (AGM) elected Marco Suter, formerly Group Chief Credit Officer, to the Board of Directors, replacing Alberto Togni, who retired on reaching the statutory age limit. Marco Suter has been appointed an Executive Vice Chairman with specific responsibility for overseeing risk policy and controls. Shareholders also elected Peter R. Voser, Chief Financial Officer of The Royal Dutch / Shell Group of Companies as a Non-Executive Director.

IT infrastructure makes a further step

At the beginning of this year, the Information Technology Infrastructure (ITI) unit made a further step towards consolidating our IT infrastructure across UBS by integrating services mainly provided by Perot Systems to the Investment Bank.
In total, the transfer of services and personnel has resulted in roughly CHF 340 million in direct expenses being shifted to the Corporate Functions unit, and then charged back as indirect expenses to the Investment Bank.

Awareness of UBS brand rises significantly worldwide

The sustained effort and investment we are making to build our brand continues to pay off. The latest research results from our global “You & Us” advertising campaign show that awareness of and familiarity with UBS are growing in all regions worldwide.
In the US, for example, awareness of our brand continues to rise steadily among both business executives and target consumers. Significantly, familiarity rates among business executives rose sharply, to 73% of those surveyed in January 2005, up from 59% in May 2003, just before we combined our brands. Among affluent and high net worth consumers, awareness rose to 63% in January from 54% in 2003.

Europe was another area where we saw positive trends, with brand awareness among target consumers at 71% of those surveyed in January 2005, rising from 58% in May 2003.

Changes in accounting and presentation in 2005

On 12 April 2005, we published restated figures for 2004 and 2003 that align these comparative prior periods to the changes we undertook in accounting and presentation on 1 January 2005 on adoption of new and revised International Financial Reporting Standards (IFRS).

The overall impact of these changes is to decrease net profit attributable to UBS shareholders by CHF 73 million and CHF 335 million for 2004 and 2003, respectively.
The restatement reflected the following accounting changes:
–	IAS 1, Presentation of Financial Statements. The adoption of revised IAS 1 requires the inclusion of minority interests in both net profit and equity. The newly defined net profit is then allocated into “net profit attributable to UBS shareholders” and “net profit attributable to minority interests”. When analyzing our performance, our focus will, as before, be on “net profit attributable to UBS shareholders” (attributable profit) and “equity attributable to UBS shareholders” (shareholders’ equity).
–	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. This new standard requires that subsidiaries acquired exclusively with the intent of future sale be presented as “discontinued operations” from the time a sale is highly likely to occur. Certain of our previously held private equity investments (now reported in Industrial Holdings) met these criteria and were reclassified accordingly.
–	IFRS 2 Share-based Payment. IFRS 2 requires entities to recognize the fair value of share-based payments made to employees as compensation expense, recognized over the service period, which is generally equal to the vesting period.
–	IAS 27 Consolidated Financial Statements and Accounting for Investments in Subsidiaries and IAS 28 Accounting for Investments in Associates. In the past, we treated all our private equity investments as “Financial investments available-for-sale”. The revised IAS 27 and IAS 28 required us to change the accounting treatment for some of our private equity investments, consolidating those that we control, and using the equity method of accounting where we exercise significant influence.
–	IFRS 4 Insurance Contracts. The new standard requires that insurance contracts that include a deposit component be separated into the two components.

The restatement also reflected the following changes in our presentation:
–	The transfer of the private equity business from the Investment Bank to the Industrial Holdings segment.
–	A redefinition of recurring income for the Wealth Management USA unit to include interest income, bringing it in line with the definition of recurring income for the Wealth Management unit.

We have briefly described the changes here. For a more comprehensive and extensive discussion of them, you can refer to page 10 of our Financial Report 2004.

Cessation of goodwill amortization

With the introduction of IFRS 3 Business Combinations, we stopped amortizing goodwill at the beginning of this year. Instead, from now on, we will test goodwill annually for impairment. In our quarterly reports for this year, our result and analysis commentary will compare current results to prior year periods on a pre-goodwill basis.

New disclosure

As part of our continuing effort to improve the transparency of our financial reporting and provide the best possible understanding of our business, we have also made a number of enhancements to our disclosure this quarter.
We will split our personnel expenses into cash and share-based components. This will help to distinguish between cash payments paid or accrued during the quarter and deferred payments which are driven by option and share grants made in previous periods.
In our Information Technology Infrastructure (ITI) unit, we have introduced a new Key Performance Indicator (KPI) that shows the cost of IT infrastructure per UBS employee. The ratio will help us to track the success of the new unit.
We will also provide a new capital ratio, the return on adjusted regulatory capital, shown as a KPI for the Investment Bank and the Business Banking Switzerland unit.

UBS Targets

UBS Targets
3 May 2005

UBS Targets

Performance against targets

Year to date	31.3.05	31.12.04		31.3.04

RoE (%) [1]

as reported	32.4	25.5		28.8

before goodwill	32.4	27.8	[2]	31.1	[2]

Quarter ended	31.3.05	31.12.04		31.3.04

Basic EPS (CHF) [3]

as reported	2.60	2.07		2.16

before goodwill	2.60	2.23	[4]	2.34	[4]

Cost / income ratio of the financial businesses (%) [5,6]

as reported	69.0	73.0		70.3

before goodwill	69.0	71.1	[7]	68.5	[7]

Net new money, wealth management businesses (CHF billion) [8]

Wealth Management	15.4	6.5		16.2

Wealth Management USA	5.8	6.8		2.8

Total	21.2	13.3		19.0

ROE in % BASIC EPS chf Cost-income ratio of the financial businesses5 net new money, wealth management businesses8 chf billion as reported1 before goodwill2 as reported6 before goodwill7 as reported3 before goodwill4

1 Net profit attributable to UBS shareholders (annualized as applicable) / average equity attributable to UBS shareholders less dividends. 2 Net profit attributable to UBS shareholders (annualized as applicable), less the amortization of goodwill / average equity attributable to UBS shareholders less dividends. 3 Details of the EPS calculation can be found in note 8 to the financial statements. 4 Net profit attributable to UBS shareholders less the amortization of goodwill / weighted average shares outstanding. 5 Excludes results from Industrial Holdings. 6 Operating expenses / operating income less credit loss expense or recovery. 7 Operating expenses less the amortization of goodwill / operating income less credit loss expense or recovery. 8 Excludes interest and dividend income.

Targets

We focus on four key performance targets, designed to deliver continually improving returns to our shareholders. These targets are evaluated on a pre-goodwill basis. The first two of our four targets, return on equity and earnings per share, are calculated on a full UBS basis. Our cost / income ratio target is limited to our financial businesses, to avoid the distortion from industrial holdings, which operated at an 88.4% cost / income ratio in first quarter. Before the amortization of goodwill:
–	Our annualized return on equity for first quarter 2005 was 32.4%, up from 31.1% in the same quarter a year ago and again well above our target range of 15% to 20%, and the highest level ever reported. The increase was driven by higher attributable profit, partially offset by an increase in average equity as strong retained earnings were accompanied by the issuance of treasury shares to employees.
–	Basic earnings per share, also at a record level, stood at CHF 2.60, up 11% or CHF 0.26 from CHF 2.34 in the same quar-

ter a year earlier, reflecting the increase in attributable profit as well as the 4% reduction in the average number of shares outstanding due to our continuing repurchase of shares.
–	The cost / income ratio of our financial businesses stood at 69.0% in first quarter 2005, slightly above the 68.5% shown in the same quarter last year. The modest drop in income reflected lower trading revenues, and was only partially offset by lower general and administrative expenses.
Net new money in our wealth management businesses continues to be strong around the world. In first quarter 2005, we attracted CHF 21.2 billion, compared to CHF 13.3 billion in the previous quarter. Our Wealth Management unit recorded inflows of CHF 15.4 billion this quarter, up from CHF 6.5 billion in fourth quarter 2004 – its second-best result ever, driven by high inflows into our domestic European business and further strong contributions from Asian clients. In our Wealth Management USA business, net new money remained strong at CHF 5.8 billion in first quarter 2005, compared to CHF 6.8 billion in fourth quarter 2004.

Net new money 1

	Quarter ended
CHF billion	31.3.05	31.12.04	31.3.04

UBS	32.3	16.4	35.1

Wealth Management & Business Banking

Wealth Management	15.4	6.5	16.2

Business Banking Switzerland	1.0	0.2	1.0

Global Asset Management

Institutional	5.1	3.0	10.1

Wholesale Intermediary	4.7	0.5	(1.4)

Wealth Management USA	5.8	6.8	2.8

Corporate Center

Private Banks & GAM	0.3	(0.6)	6.4

1 Excludes interest and dividend income.

Invested assets

	As at			% change from
CHF billion	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

UBS	2,360	2,250	2,238	5	5

Wealth Management & Business Banking

Wealth Management	820	778	737	5	11

Business Banking Switzerland	143	140	139	2	3

Global Asset Management

Institutional	366	344	335	6	9

Wholesale Intermediary	269	257	267	5	1

Investment Bank	0	0	4		(100)

Wealth Management USA	667	639	663	4	1

Corporate Center

Private Banks & GAM	95	92	93	3	2

Financial Businesses

Financial Businesses
3 May 2005

Financial Businesses

Income statement 1

	Quarter ended			% change from
CHF million, except where indicated	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Operating income

Interest income	12,574	10,302	9,551	22	32

Interest expense	(9,884)	(7,110)	(6,526)	39	51

Net interest income	2,690	3,192	3,025	(16)	(11)

Credit loss (expense) / recovery	137	41	2	234

Net interest income after credit loss expense	2,827	3,233	3,027	(13)	(7)

Net fee and commission income	5,155	5,055	5,027	2	3

Net trading income	1,936	771	1,974	151	(2)

Other income	186	25	107	644	74

Total operating income	10,104	9,084	10,135	11	0

Operating expenses

Cash components	4,686	4,013	4,673	17	0

Share-based components	393	356	421	10	(7)

Total personnel expenses	5,079	4,369	5,094	16	0

General and administrative expenses	1,455	1,693	1,498	(14)	(3)

Depreciation of property and equipment	312	327	303	(5)	3

Amortization of goodwill	0	167	180	(100)	(100)

Amortization of other intangible assets	31	44	45	(30)	(31)

Total operating expenses	6,877	6,600	7,120	4	(3)

Operating profit before tax	3,227	2,484	3,015	30	7

Tax expense	652	526	670	24	(3)

Net profit	2,575	1,958	2,345	32	10

Net profit attributable to minority interests	148	69	97	114	53

Net profit attributable to UBS shareholders	2,427	1,889	2,248	28	8

Additional information	As at			% change from

	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

Headcount (full-time equivalents)	68,197	67,407	65,607	1	4

1 Excludes results from Industrial Holdings.

Results

Our first quarter 2005 result was the second-best quarterly performance on record. Net profit attributable to UBS shareholders (“attributable profit”) was CHF 2,427 million. Excluding goodwill amortization, it missed the record result achieved in first quarter 2004 by only CHF 1 million.

Recurring revenues from our wealth and asset management businesses compensated for the fall in income from trading activities, which benefited from very positive market conditions in first quarter 2004, particularly for fixed income. Net fee and commission income this quarter was particularly strong and made up more than 50% of our overall operating income. Brokerage fees could not match the particularly high levels reached in first quarter 2004, but that decrease was fully offset by record investment fund fees and strong portfolio management fees. The success of our growing US bank, UBS Bank USA, along with higher volumes in the Swiss mortgage business and the wealth management margin lending businesses, was also an important contributor to first quarter operating income. Personnel costs were practically flat, in line with revenue developments. General and administrative expenses were slightly lower than in first quarter 2004, reflecting our continued cost discipline. Our overall result was also helped by another quarter of credit loss recoveries.

Operating income

Total operating income was CHF 10,104 million in first quarter 2005, slightly lower than the record achieved in the buoyant trading conditions seen a year ago. Our wealth and asset management businesses profited from stronger market valuations, helping them to generate higher asset-based fees, which more than offset lower transaction-related fees. We also recorded higher credit loss recoveries compared to the year-earlier quarter. On the other hand, trading revenues decreased, with fixed income trading down 19%, foreign exchange 10%, and equities virtually flat.

Net interest income was CHF 2,690 million in first quarter 2005, against CHF 3,025 million in the same period a year earlier. Net trading income was CHF 1,936 million this quarter, down from CHF 1,974 million in first quarter 2004.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.
At CHF 1,313 million, net income from interest margin products in first quarter 2005 was CHF 48 million higher than CHF 1,265 million a year earlier. The largest driver of the increase was the growth in lending to wealthy US clients through UBS Bank USA, whose loan book has grown by CHF 2.2 billion since the same time last year. Our domestic Swiss mortgage business and wealth management margin lending businesses have also grown since last year. Interest margins on cash and savings accounts increased as well. Offsets included lower income from our Swiss recovery portfolio, which dropped by CHF 1.9 billion compared to the year-earlier quarter, as well as falling interest revenues in Swiss franc terms from US dollar cash accounts.
Net income from trading activities, at CHF 3,138 million in first quarter 2005, was down by 13% or CHF 462 million from the all-time high achieved a year ago (CHF 3,600 million). At CHF 936 million, equities trading in first quarter 2005 was

Net interest and trading income

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Net interest income	2,690	3,192	3,025	(16)	(11)

Net trading income	1,936	771	1,974	151	(2)

Total net interest and trading income	4,626	3,963	4,999	17	(7)

Breakdown by business activity

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Equities	936	878	946	7	(1)

Fixed income	1,748	1,257	2,151	39	(19)

Foreign exchange	372	362	414	3	(10)

Other	82	49	89	67	(8)

Net income from trading activities	3,138	2,546	3,600	23	(13)

Net income from interest margin products	1,313	1,306	1,265	1	4

Net income from treasury and other activities	175	111	134	58	31

Total net interest and trading income	4,626	3,963	4,999	17	(7)

Financial Businesses
3 May 2005

down CHF 10 million from CHF 946 million in the same period a year earlier, due in part to the weakening of the US dollar against the Swiss franc. January and February saw a strong upturn in market activity in European and Asian equities, cooling to more moderate levels in March. Strong trading performance in derivatives and equity finance was partially offset by lower cash trading and proprietary revenues. Fixed income trading revenues, at CHF 1,748 million in first quarter 2005, were down 19% from a record CHF 2,151 million a year ago. The decrease was driven by lower revenues in credit fixed income, in particular in distressed debt trading reflecting low liquidity in the market, which was accentuated by less favorable conditions for the structured credit products business. In the rates business, we posted lower revenues from swaps and options trading. Lower revenues from municipal bonds trading in Wealth Management USA further contributed to the decrease. We recorded an unrealized gain of CHF 91 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book, against a mark-to-market gain of CHF 53 million a year earlier. Foreign exchange trading revenues decreased by 10% to CHF 372 million in first quarter 2005 from CHF 414 million in the same quarter a year ago, reflecting lower performance in our derivative trading business, partially offset by higher proprietary revenues.

At CHF 175 million, net income from treasury and other activities in first quarter 2005 was up CHF 41 million or 31% from CHF 134 million a year earlier. The increase reflects the benefits of the diversification of our equity into currencies other than the Swiss franc. This positive impact was further accentuated by a timing effect due to cash flow hedge ineffectiveness related to derivatives hedging interest rate risk.
In first quarter 2005, net fee and commission income was CHF 5,155 million, up 3% from CHF 5,027 million a year earlier. The increase was driven by strong recurring asset-based fees, partially offset by lower net brokerage fees and corporate finance fees. Underwriting fees, at CHF 707 million, were only slightly lower (down 1%) than the CHF 711 million recorded in the year-earlier quarter. Fixed income underwriting rose 18% to a record high of CHF 370 million, but was offset by a 15% decrease in equity underwriting fees, which fell to CHF 337 million, mainly due to lower underwriting volumes for closed-end funds. At CHF 187 million, corporate finance fees in first quarter 2005 dropped 7% from CHF 200 million a year earlier. The deal pipeline of our Investment Bank, however, has trebled since first quarter 2004. According to Dealogic, we ranked fourth in the global fee pool with a market share of 5.4% in first quarter 2005, up from fifth place with a share of 5.1% for full-year 2004. Net brokerage fees fell 7% to CHF 1,253 million from the CHF 1,341 million recorded in first quarter 2004, reflecting a decline in institutional and private client equities activity from the exceptionally strong activity levels seen a year earlier. Investment fund fees, at CHF 1,250 million in first quarter 2005, were up 11% from the CHF 1,129 million posted in first quarter 2004. They were driven by increasing invested assets in both UBS and third-party mutual funds. Portfolio and other management fees increased by 13% to CHF 1,267 million in first quarter 2005 from CHF 1,123 million a year earlier. The increase is the result of rising invested asset levels driven by market valuations and strong net new money inflows, as well as improved performance fees. It also reflects the success of our managed account portfolios in our wealth management units, with their proportion within the Wealth Management USA product palette continuing to rise strongly.

Other income rose by 74% to CHF 186 million in first quarter 2005 from CHF 107 million in the same period a year ago. The increase was mainly driven by gains on a financial participation largely attributable to minority investors.

Operating expenses

Total operating expenses were CHF 6,877 million. The decrease of 3% from CHF 7,120 million reported a year earlier mainly reflects the discontinuation of goodwill amortization from 1 January 2005 onwards. If goodwill amortization expenses for first quarter 2004 are excluded, operating expenses decreased 1%, reflecting our continued efforts to tightly manage our cost base and focus on improving the efficiency of our businesses.
Personnel expenses fell slightly (CHF 15 million) to CHF 5,079 million in first quarter 2005 from CHF 5,094 million a year earlier. Higher salary expenses due to the continuous expansion of our business as well as increased expenses for contractors reflecting the integration of IT staff (details on pages 6 and 47) were more than offset by lower accruals for performance-related payments and the absence of retention payments for Wealth Management USA key personnel, which ended in the middle of 2004. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter.
At CHF 1,455 million in first quarter 2005, general and administrative expenses decreased CHF 43 million from CHF 1,498 million in the same period a year ago. Provisions for legal costs and liability risk rose, along with marketing expenses and travel and entertainment costs. These increases were offset by savings in professional fees, occupancy, rent and maintenance. IT and other outsourcing-related expenses also went down, due to the shift of some IT infrastructure spending from outsourcing to staff cost (for more details, please refer to page 6 and 47 of this report).
Depreciation was CHF 312 million in first quarter 2005, up 3% from CHF 303 million, reflecting the integration of previously outsourced IT infrastructure.
At CHF 31 million, amortization of intangible assets was down 31% from CHF 45 million a year earlier, due to the reclassification of certain intangible assets within the Wealth Management USA unit as of 1 January 2005. Under the new accounting rules, these assets are classified as goodwill, which is no longer amortized.

Headcount

	As at			% change from

Full-time equivalents	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

Switzerland	26,192	25,987	26,467	1	(1)

Rest of Europe / Africa / Middle East	10,988	10,751	9,996	2	10

Americas	26,270	26,231	25,208	0	4

Asia Pacific	4,747	4,438	3,936	7	21

Total	68,197	67,407	65,607	1	4

Tax

In first quarter 2005, we incurred a tax expense of CHF 652 million, reflecting an effective tax rate of 20.2% for the quarter, compared to last year’s full-year rate of 21.5%. The decrease in the tax rate was mainly due to the absence of non-deductible goodwill amortization. 2004’s pre-goodwill tax rate was 20.1%. We believe that the tax rate in first quarter 2005 is a reasonable indicator of the rate for the year as a whole.

Headcount

Headcount in our Financial Businesses was 68,197 on 31 March 2005, up 790 from 67,407 on 31 December 2004, with higher headcount levels across all our businesses. In the Wealth Management business (up 356) the main increases occurred in the Asia Pacific region to support our growing presence, and in Switzerland where we invested in our product and service capabilities as well as in client advisors for Swiss clients. A build-up of client advisory capacity also led to a headcount increase in our Swiss retail banking business (up 57). Headcount in the Investment Bank rose by 213, mainly in back-office functions, supporting increased business volume. In Corporate Center, headcount was up by 163, mainly reflecting the transfer of IT professionals previously outsourced.

Fair value disclosure of options and shares granted

The fair value of shares granted in first quarter 2005 was CHF 1,193 million, up from CHF 1,113 million granted in full-year

2004. The rise was driven primarily by changes to bonus levels and an increased proportion of bonuses delivered in restricted shares. The fair value of options granted in first quarter 2005 was CHF 316 million, down from CHF 508 million in first quarter 2004. The decrease reflects a lower fair value per option, primarily due to a change in the valuation model, and a 2% drop in the number of options granted. For more details, please refer to note 10 of the financial statements on page 75.

Most share-based compensation is granted in the first quarter of the year, with any further grants generally reflecting those made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.
These amounts, net of estimated forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Credit risk

UBS realized a net recovery of CHF 137 million in first quarter 2005, following net recoveries of CHF 41 million in fourth quarter 2004 and CHF 2 million in first quarter 2004. This favorable development reflects the ongoing positive global credit environment.

Wealth Management & Business Banking reported a net recovery of CHF 109 million in first quarter 2005, compared to a net recovery of CHF 15 million in fourth quarter 2004 and net credit loss expense of CHF 54 million in first quarter 2004. We again experienced few new impaired positions while recoveries of previously established provisions continued to

Credit loss (expense) / recovery

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Wealth Management & Business Banking	109	15	(54)	627

Wealth Management	1	(1)	0

Business Banking Switzerland	108	16	(54)	575

Investment Bank	28	41	57	(32)	(51)

Wealth Management USA	0	1	(1)	(100)	100

Corporate Center	0	(16)	0	100

UBS	137	41	2	234

Financial Businesses
3 May 2005

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 31.3.05						Quarter ended 31.12.04
CHF million	Limits	Min.		Max.		Average	31.3.05	Min.		Max.		Average	31.12.04

Business Groups

Investment Bank	600	304.6		516.7		371.0	391.7	273.5		431.0		358.1	332.1

Wealth Management USA	50	15.8		26.5		21.1	23.0	12.3		23.0		16.6	15.9

Global Asset Management [1]	30	6.7		13.2		10.0	8.1	6.9		12.5		10.0	7.2

Wealth Management & Business Banking	5	0.6		1.1		0.8	0.8	0.5		1.0		0.8	0.7

Corporate Center [2]	150	32.4		57.6		40.8	35	35.1		56.4		42.0	38.0

Reserve	170

Diversification effect			[3]		[3]	(66.8)	(64.6)		[3]		[3]	(62.7)	(61.7)

Total	750	300.4		519.8		376.9	394.0	275.2		437.9		364.8	332.2

1 Only covers UBS positions in alternative & quantitative investment funds.  2 VaR for Corporate Center includes interest rate exposures in the banking books of Group Treasury and the Private Banks.  3 As the minimum and maximum occur on different days for different business groups, it is not meaningful to calculate a portfolio diversification effect.

materialize faster than anticipated. The result also benefited from releases of country provisions due to reduced exposures and an improved economic climate in certain emerging markets.

The Investment Bank posted a net recovery of CHF 28 million in first quarter 2005, as we experienced no new impairments but successfully disposed of a number of distressed positions in a benign credit market, allowing for the release of provisions no longer required. In fourth quarter 2004 and in first quarter 2004, the Investment Bank realized net recoveries of CHF 41 million and CHF 57 million respectively.
UBS’s gross loan portfolio increased by CHF 23 billion to CHF 292 billion from CHF 269 billion on 31 December 2004. Of this increase, the Wealth Management & Business Banking Business Group contributed CHF 7 billion, as we continued to develop our mortgage and collateralized lending businesses. About half of the increase recorded in the Investment Bank was due to short-term interbank money market operations while the remaining part of the gain was primarily caused by heightened prime brokerage activity.
Our impaired loans portfolio declined to CHF 4,423 million, down 5.9% from CHF 4,699 million last quarter, as very few new impaired positions were recorded in the period, leading to a further improvement to 1.5% from 1.7% of the impaired loans to total loans ratio.

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are centered in the Investment Bank but also arise, to a much lesser extent, in the wealth management businesses. Our treasury department also assumes market risk as a result of its balance sheet and capital management responsibilities.

The first quarter started actively as the US dollar rallied against other currencies, equity markets rose and credit spreads continued to tighten. The buoyant markets supported a high level of mergers and acquisitions and new equity issuance. Oil prices increased in the period, driven by contin-

ued strong demand and concerns about inventory levels. The US Federal Reserve raised its funding rate target twice, but although both increases were widely expected, the hawkish comments on inflation that accompanied the second pushed up long-term rates and led to a steepening of the US dollar yield curve.

March saw disappointing returns on investment grade credits, with credit spreads finally widening from the seven-year lows reached during the quarter. In the foreign exchange markets, the US dollar gave up some of its earlier

Allowances and provisions for credit risk

CHF million

As at

Due from banks

Loans

Total lending portfolio, gross

Allowances for credit losses

Total lending portfolio, net

Impaired lending portfolio, gross

Estimated liquidation proceeds of collateral for impaired loans

Impaired lending portfolio, net of collateral

Allocated allowances for impaired lending portfolio

Other allowances and provisions

Total allowances and provisions for credit losses

of which allowances and provisions for country risk

Non-performing loans

Allowances for non-performing loans

Ratios

Allowances and provisions as a % of lending portfolio, gross

Impaired as a % of lending portfolio, gross

Allocated allowances as a % of impaired lending portfolio, gross

Allocated allowances as a % of impaired lending portfolio, net of collateral

Non-performing loans as a % of lending portfolio, gross

Allocated allowances as a % of non-performing loans, gross

Investment Bank: Value at Risk (10-day 99% confidence)

	Quarter ended 31.3.05						Quarter ended 31.12.04
CHF million	Min.		Max.		Average	31.3.05	Min.		Max.		Average	31.12.04

Risk type

Equities	119.7		151.0		131.4	151.0	121.0		165.6		137.7	126.3

Interest rates	286.9		526.2		380.2	394.1	312.3		441.1		374.7	360.6

Foreign exchange	10.9		26.6		19.9	23.3	12.9		54.4		32.8	28.7

Other [1]	23.1		87.6		48.8	45.2	17.0		59.6		36.9	31.5

Diversification effect		[2]		[2]	(209.3)	(221.9)		[2]		[2]	(224.0)	(215.0)

Total	304.6		516.7		371.0	391.7	273.5		431.0		358.1	332.1

1 Includes energy and precious metals risk.  2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

gains but still ended the quarter higher than at the end of 2004.

Market risk for the Investment Bank, as measured by the average 10-day 99% VaR, was CHF 371 million in first quarter 2005, slightly up from CHF 358 million in the previous quarter. We took advantage of the positive, active markets at the beginning of the quarter, with 10-day VaR peaking at CHF 517 million in early February, as can be seen in the back-testing chart on the next page. Interest rate VaR, which reached its maximum of CHF 526 million at that point, was the main contributor, with exposures to the US markets being a significant driver. We reduced risk in anticipation of more negative sentiment towards the end of February, and 10-day VaR remained in a narrow range of CHF 300 million to CHF 350 million until late March. Renewed proprietary positions at the end of the quarter led to an increase in equities VaR, which had been fairly flat up to that point. Investment Bank VaR ended the quarter at CHF 392 million, compared to CHF 332 million at the end of the previous quarter.

Backtesting compares actual revenues arising from closing positions (i.e. excluding intra-day revenues, fees and commissions) with the 1-day VaR calculated on these positions, and is used to monitor the quality of the VaR model. The graph on the next page shows these daily backtesting revenues and

		Business Banking				Wealth Management
Wealth Management		Switzerland		Investment Bank		USA		Others [1]		UBS
31.3.05	31.12.04	31.3.05	31.12.04	31.3.05	31.12.04	31.3.05	31.12.04	31.3.05	31.12.04	31.3.05	31.12.04

482	300	3,203	3,052	32,882	26,558	1,691	1,532	3,534	3,313	41,792	34,755

47,958	43,271	136,147	134,095	50,168	41,816	13,900	13,120	2,327	2,167	250,500	234,469

48,440	43,571	139,350	137,147	83,050	68,374	15,591	14,652	5,861	5,480	292,292 [2]	269,224 [2]

(11)	(28)	(2,016)	(2,135)	(273)	(308)	(19)	(18)	(61)	(62)	(2,380)	(2,551)

48,429	43,543	137,334	135,012	82,777	68,066	15,572	14,634	5,800	5,418	289,912	266,673

10	10	3,930	4,171	356	395	19	18	108	105	4,423	4,699

(4)	(2)	(1,573)	(1,678)	(35)	(33)	0	0	(50)	(45)	(1,662)	(1,758)

6	8	2,357	2,493	321	362	19	18	58	60	2,761	2,941

6	7	1,938	2,038	257	299	19	18	61	62	2,281	2,424

5	21	220	279	96	73	0	0	0	0	321	373

11	28	2,158	2,317	353	372	19	18	61	62	2,602	2,797

0	15	91	119	70	49	0	0	0	0	161	183

4	4	3,055	3,161	167	267	19	18	108	105	3,353	3,555

4	4	1,699	1,883	139	216	19	18	61	62	1,922	2,183

0.0	0.1	1.5	1.7	0.4	0.5	0.1	0.1	1.0	1.1	0.9	1.0

0.0	0.0	2.8	3.0	0.4	0.6	0.1	0.1	1.8	1.9	1.5	1.7

60.0	70.0	49.3	48.9	72.2	75.7	100.0	100.0	56.5	59.0	51.6	51.6

100.0	87.5	82.2	81.7	80.1	82.6	100.0	100.0	105.2	103.3	82.6	82.4

0.0	0.0	2.2	2.3	0.2	0.4	0.1	0.1	1.8	1.9	1.1	1.3

100.0	100.0	55.6	59.6	83.2	80.9	100.0	100.0	56.5	59.0	57.3	61.4

1 Includes Global Asset Management, Private Banks & GAM and Corporate Center.  2 Excludes CHF 938 million and CHF 909 million gross loans from Industrial Holdings for the quarters ended 31 March 2005 and 31 December 2004.

Financial Businesses
3 May 2005

1 Backtesting revenues exclude non-trading revenues such as commissions, fees, and revenues from intraday trading.  2 1-day 99% VaR represents positions subject to market risk regulatory capital.

the corresponding 1-day VaR over the last 12 months. The 10-day VaR, which is the basis of the limits and exposures in the tables on page 18, is also shown in this graph for information. Revenue volatility over the period was within the range predicted by the VaR model.

We also routinely assess and actively manage and control tail risks against a standard set of forward-looking scenarios supplemented by specific scenarios targeting individual sectors or reflecting current concerns, such as widening credit spreads or increased energy market volatility. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe movements in currency, interest rate and energy markets. These scenarios are reviewed regularly and fine-tuned as necessary. Stress loss exposure ended the quarter higher than last quarter but the average was lower.
VaR and stress measures control our overall portfolio exposure but we also apply concentration controls on exposure to individual market risk variables, such as individual equity markets, currency, interest and foreign exchange rates, and single name issuers. The diversification of risks and avoidance of undue concentrations remain key pillars of our risk control process.

Operational risk

Operational risks can be caused by external factors, deliberate, accidental or natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error, and high propensity for litigation, we can expect operational risk to run alongside market and credit risk as one of UBS’s principal risk classes. Our operational risk framework, into which we are investing considerable management time and effort, aims to contain the levels of risk, and ensure we have sufficient information to make informed decisions about additional or adjusted controls.

As far as accounting for operational risks is concerned, many potential loss situations are identified before the probability, timing or amount of future expenditure are known with certainty. This uncertainty requires the exercise of judgement but it is best practice to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

UBS: Value at Risk (1-day 99% confidence) 1

	Quarter ended 31.3.05				Quarter ended 31.12.04
CHF million	Min.	Max.	Average	31.3.05	Min.	Max.	Average	31.12.04

Investment Bank	103.2	151.8	119.0	132.7	106.3	153.1	126.6	113.9

UBS	109.1	158.5	124.0	134.7	107.2	156.9	130.5	118.2

1 Positions in Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 115 million in first quarter 2005 and CHF 123 million in fourth quarter 2004.

Wealth Management & Business Banking

In first quarter 2005, Wealth Management’s pre-tax profit was CHF 915 million, a quarterly record and a significant increase from fourth quarter 2004. Wealth Management net new money, at CHF 15.4 billion, was at its second-best level ever, benefiting from continued strong inflows from European and Asian clients. Business Banking Switzerland’s pre-tax profit rose to CHF 531 million.

Business Group reporting

	Quarter ended					% change from
CHF million, except where indicated	31.3.05	31.12.04		31.3.04		4Q04	1Q04

Income	3,297	3,159		3,203		4	3

Adjusted expected credit loss [1]	18	4		(17)		350

Total operating income	3,315	3,163		3,186		5	4

Cash components	1,195	1,088		1,113		10	7

Share-based components	36	32		26		13	38

Total personnel expenses	1,231	1,120		1,139		10	8

General and administrative expenses	420	460		394		(9)	7

Services to / from other business units	183	204		238		(10)	(23)

Depreciation	33	40		29		(18)	14

Amortization of goodwill	0	16		15		(100)	(100)

Amortization of other intangible assets	2	2		3		0	(33)

Total operating expenses	1,869	1,842		1,818		1	3

Business Group performance before tax	1,446	1,321		1,368		9	6

Business Group performance before tax and amortization of goodwill	1,446	1,337		1,383		8	5

KPIs

Cost / income ratio (%) [2]	56.7	58.3		56.8

Cost / income ratio before goodwill (%)	56.7	57.8	[3]	56.3	[3]

Capital return and BIS data

Return on adjusted regulatory capital (%) [4]	44.0	42.2		43.5

Return on adjusted regulatory capital before goodwill (%)	44.0	42.8	[5]	44.0	[5]

BIS risk-weighted assets (CHF million)	122,296	116,340		118,609		5	3

Goodwill (CHF million)	1,257	1,176		877		7	43

Adjusted regulatory capital (CHF million) [6]	13,487	12,810		12,738		5	6

Additional information	As at			% change from
	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

Client assets (CHF billion)	1,691	1,627	1,573	4	8

Headcount (full-time equivalents)	26,014	25,601	25,301	2	3

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Operating expenses / income.  3 Operating expenses less the amortization of goodwill / income.  4 Annualized year to date Business Group performance before tax / adjusted regulatory capital year to date average.  5 Annualized year to date Business Group performance before tax and amortization of goodwill / adjusted regulatory capital year to date average.  6 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
3 May 2005

Wealth Management

Business Unit reporting

	Quarter ended					% change from
CHF million, except where indicated	31.3.05	31.12.04		31.3.04		4Q04	1Q04

Income	2,071	1,919		1,932		8	7

Adjusted expected credit loss [1]	(1)	(2)		(2)		50	50

Total operating income	2,070	1,917		1,930		8	7

Cash components	593	498		511		19	16

Share-based components	25	20		16		25	56

Total personnel expenses	618	518		527		19	17

General and administrative expenses	187	191		144		(2)	30

Services to / from other business units	331	352		364		(6)	(9)

Depreciation	17	20		14		(15)	21

Amortization of goodwill	0	16		15		(100)	(100)

Amortization of other intangible assets	2	2		3		0	(33)

Total operating expenses	1,155	1,099		1,067		5	8

Business Unit performance before tax	915	818		863		12	6

Business Unit performance before tax and amortization of goodwill	915	834		878		10	4

KPIs

Invested assets (CHF billion)	820	778		737		5	11

Net new money (CHF billion) [2]	15.4	6.5		16.2

Gross margin on invested assets (bps) [3]	104	99		107		5	(3)

Cost / income ratio (%) [4]	55.8	57.3		55.2

Cost / income ratio before goodwill (%)	55.8	56.4	[5]	54.5	[5]

Cost / income ratio before goodwill and excluding the European wealth management business (%) [6]	49.6	48.6		47.4

Client advisors (full-time equivalents)	3,849	3,744		3,343		3	15

International clients

Income	1,480	1,358		1,336		9	11

Invested assets (CHF billion)	599	562		521		7	15

Net new money (CHF billion) [2]	14.5	7.2		15.1

Gross margin on invested assets (bps) [3]	102	97		106		5	(4)

European wealth management (part of international clients)

Income	157	123		92		28	71

Invested assets (CHF billion)	90	82		51		10	76

Net new money (CHF billion) [2]	5.6	3.6		4.2

Client advisors (full-time equivalents)	812	838		695		(3)	17

Wealth Management (continued)

	Quarter ended					% change from
CHF million, except where indicated	31.3.05	31.12.04		31.3.04		4Q04	1Q04

Swiss clients

Income	591	561		596		5	(1)

Invested assets (CHF billion)	221	216		216		2	2

Net new money (CHF billion) [2]	0.9	(0.7)		1.1

Gross margin on invested assets (bps) [3]	108	104		112		4	(4)

Capital return and BIS data

Return on adjusted regulatory capital (%) [7]	79.1	82.5		92.6

Return on adjusted regulatory capital before goodwill(%)	79.1	84.1	[8]	94.2	[8]

BIS risk-weighted assets (CHF million)	36,251	31,903		29,315		14	24

Goodwill (CHF million)	1,257	1,176		877		7	43

Adjusted regulatory capital (CHF million) [9]	4,882	4,366		3,809		12	28

Additional information	As at or for the quarter ended			% change from
	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Recurring income (CHF million) [10]	1,513	1,421	1,368	6	11

Client assets (CHF billion)	1,022	972	931	5	10

Headcount (full-time equivalents)	10,449	10,093	9,199	4	14

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Excludes interest and dividend income.  3 Income annualized / average invested assets.  4 Operating expenses / income.  5 Operating expenses less the amortization of goodwill / income.  6 Operating expenses less the amortization of goodwill and expenses for the European wealth management business / income less income for the European wealth management business.  7 Annualized year to date Business Group performance before tax / adjusted regulatory capital year to date average.  8  Annualized year to date Business Group performance before tax and amortization of goodwill / adjusted regulatory capital year to date average.  9 10% of BIS risk-weighted assets plus goodwill.   10 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Key performance indicators

Net new money in first quarter 2005 was CHF 15.4 billion, up from CHF 6.5 billion in fourth quarter 2004. This intake was the second-best ever, behind first quarter 2004. The International Clients area recorded CHF 14.5 billion in net new money, driven by the record inflow into our domestic European business and further strong contributions from Asian clients. The Swiss Clients area showed an inflow of CHF 0.9 billion, a clear improvement from the outflow of CHF 0.7 billion in fourth quarter 2004, which was influenced by seasonal withdrawals.

Invested assets on 31 March 2005 were CHF 820 billion, up by CHF 42 billion or 5% from 31 December 2004,

reflecting positive market performance and strong net new money inflows. Invested asset levels also benefited from the 5% strengthening of the US dollar against the Swiss franc as 35% of invested assets are denominated in US dollars.

In first quarter 2005, the gross margin on invested assets was 104 basis points, up 5 basis points from fourth quarter 2004. Overall, recurring fees made up 76 basis points of the margin in first quarter 2005, up from 73 basis points in fourth quarter 2004. Non-recurring income comprised 28 basis points of the margin in first quarter, up 2 basis points from a quarter earlier. The 3 basis point increase in the recurring component reflects a number of timing effects in the previous quarter including the then first-time inclusion of assets from our Sauerborn Trust ac-

Financial Businesses
3 May 2005

quisition without the corresponding income. The increase in the non-recurring component reflects higher client activity levels.

The pre-goodwill cost / income ratio, at 55.8% in first quarter 2005, improved by 0.6 percentage points from fourth quarter 2004, driven by the asset base increase. The European wealth management business posted a strong gain in income while lowering costs. Excluding the European wealth management business, our cost / income ratio in first quarter 2005 was 49.6%, up 1.0 percentage points from 48.6% in fourth quarter 2004, as performance-related personnel expenses were low in fourth quarter, affected by the annual fixing of bonuses.

European wealth management

The first quarter 2005 net new money inflow of CHF 5.6 billion was our highest ever. This intake was CHF 2.0 billion above the inflow in fourth quarter 2004, reflecting strong performances in all our five target countries, with the strongest contributions coming from the UK and Germany, where we have the largest operations. The inflow reflects an annual net new money growth rate of 27% of the underlying asset base at year-end 2004.

The level of invested assets reached a record CHF 90 billion on 31 March 2005, up from CHF 82 billion on 31 December 2004. The gain was a result of the significant net new money inflows, positive market performance and the appreciation of the US dollar against the Swiss franc.

Income in first quarter 2005 was a record CHF 157 million, up 28% from CHF 123 million last quarter. The increase was due to the first-time inclusion of income from Sauerborn Trust, the increasing level of our asset base reflecting the successful growth of our business, and higher client activity levels.

The number of client advisors was 812 on 31 March 2005, down from 838 at the end of last quarter. The decline was due to the reclassification of some ex-Sauerborn Trust employees initially accorded client advisor status.

Initiatives and achievements

New MasterCards

In February, we were the first firm in Switzerland to launch a MasterCard Platinum credit card. A step above the Gold Card,

it offers our clients limits starting at CHF 20,000. Available as a package of up to four cards, it also provides comprehensive travel insurance as well as extensive assistance services and client care. In March, we followed that up with the UBS MasterCard Excellence. Offering clients limits starting at CHF 100,000, it is available as a package of up to six cards. It has the same benefits as the Platinum card, plus the ability to take advantage of a personal concierge service, unlimited free admission to airport lounges around the world and VIP care in specially selected Swiss private clinics. For both cards, clients can have their invoices made out in Swiss francs, euros or US dollars.

As part of our standard range of credit cards in Switzerland, we also introduced the UBS Alinghi card, which has a prominent picture of the 2003 America’s Cup victor on the front. It is available as a VISA card or a MasterCard.
Since the beginning of this year, all our credit card clients in Switzerland have been able to access their credit card balance information through our e-banking platform.

Results

In first quarter 2005, Wealth Management’s pre-tax profit, at CHF 915 million, was up 12% from CHF 818 million in fourth quarter 2004, at the highest level ever recorded. The result was helped by the fact that we ceased to amortize goodwill from first quarter 2005. Excluding goodwill, the increase was 10%. The strength mainly reflects increased asset-based fees from the record asset base as well as higher client activity levels.

Operating income

Total operating income, at a record CHF 2,070 million in first quarter 2005, rose 8% from CHF 1,917 million in fourth quarter 2004. A major driver was our European wealth manage-

ment business, making up 22% of the increase. Recurring income, at CHF 1,513 million, was up on the higher asset base. Rising interest income, a reflection of the expansion of our margin lending activities, also reinforced revenues. Non-recurring income increased on higher client activity levels.

Operating expenses

Wealth Management’s operating expenses were CHF 1,155 million in first quarter 2005, up 5% from CHF 1,099 million in fourth quarter 2004. Excluding goodwill, expenses were up 7%. Personnel expenses rose to CHF 618 million in first quarter 2005 from CHF 518 million in fourth quarter 2004, mainly reflecting higher performance-related compensation after the bonus fixing in fourth quarter, and an increase in salaries due to business expansion. General and administrative expenses were CHF 187 million, down CHF 4 million or 2% from fourth quarter because of lower professional fees as well as a decline in travel and entertainment expenses. Expenses for services from other business units decreased by CHF 21 million or 6% to CHF 331 million in first quarter 2005 from CHF 352 million in fourth quarter 2004, due to lower charges for IT projects. Depreciation decreased to CHF 17 million in first quarter 2005 from CHF 20 million in fourth quarter 2004, reflecting lower charges for IT writeoffs.

Headcount

Headcount, at 10,449 on 31 March 2005, rose by 356 from 10,093 on 31 December 2004, reflecting continuous hiring for our global expansion. We continue to add client advisors in Switzerland (up 68) and elsewhere (up 37). The remaining increase was mainly due to the hiring of product specialists, IT and operations staff as well as people in other support functions in order to support the growth of our business around the world.

Financial Businesses
3 May 2005

Business Banking Switzerland

Business Unit reporting

	Quarter ended					% change from
CHF million, except where indicated	31.3.05	31.12.04		31.3.04		4Q04	1Q04

Interest income	836	845		857		(1)	(2)

Non-interest income	390	395		414		(1)	(6)

Income	1,226	1,240		1,271		(1)	(4)

Adjusted expected credit loss [1]	19	6		(15)		217

Total operating income	1,245	1,246		1,256		0	(1)

Cash components	602	590		602		2	0

Share-based components	11	12		10		(8)	10

Total personnel expenses	613	602		612		2	0

General and administrative expenses	233	269		250		(13)	(7)

Services to / from other business units	(148)	(148)		(126)		0	(17)

Depreciation	16	20		15		(20)	7

Amortization of goodwill	0	0		0

Amortization of other intangible assets	0	0		0

Total operating expenses	714	743		751		(4)	(5)

Business Unit performance before tax	531	503		505		6	5

Business Unit performance before tax and amortization of goodwill	531	503		505		6	5

KPIs

Invested assets (CHF billion)	143	140		139		2	3

Net new money (CHF billion) [2]	1.0	0.2		1.0

Cost / income ratio (%) [3]	58.2	59.9		59.1

Cost / income ratio before goodwill (%)	58.2	59.9	[4]	59.1	[4]

Non-performing loans / gross loans (%)	2.2	2.3		3.0

Impaired loans / gross loans (%)	2.8	3.0		4.2

Capital return and BIS data

Return on adjusted regulatory capital (%) [5]	24.9	23.2		22.8

Return on adjusted regulatory capital before goodwill (%)	24.9	23.2	[6]	22.8	[6]

BIS risk-weighted assets (CHF million)	86,045	84,437		89,294		2	(4)

Goodwill (CHF million)	0	0		0

Adjusted regulatory capital (CHF million) [7]	8,605	8,444		8,929		2	(4)

Additional information	As at or for the quarter ended			% change from
	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Deferral (included in adjusted expected credit loss) (CHF million)	111	106	103	5	8

Client assets (CHF billion)	669	655	642	2	4

Headcount (full-time equivalents)	15,565	15,508	16,102	0	(3)

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Excludes interest and dividend income.  3 Operating expenses / income.  4 Operating expenses less the amortization of goodwill / income.  5 Annualized year to date Business Group performance before tax / adjusted regulatory capital year to date average.  6 Annualized year to date Business Group performance before tax and amortization of goodwill / adjusted regulatory capital year to date average.  7 10% of BIS risk-weighted assets plus goodwill.

Key performance indicators

Net new money, at CHF 1.0 billion in first quarter 2005, was up CHF 0.8 billion from the seasonally low fourth quarter 2004, reflecting inflows from existing clients.

Invested assets, at CHF 143 billion on 31 March 2005, were up by CHF 3 billion or 2% due to the positive impact of financial market developments and the inflow of net new money.
In first quarter 2005, the cost / income ratio was 58.2%, down 1.7 percentage points from fourth quarter 2004, as expenses fell to a record low.

The loan portfolio, at CHF 139.4 billion on 31 March 2005, was CHF 2.3 billion above the level on 31 December 2004. A strong increase in private client mortgages and increased demand from corporate clients more than offset the ongoing workout of the recovery portfolio, which fell to CHF 4.1 billion on 31 March 2005 from CHF 4.4 billion on 31 December 2004. The non-performing loans ratio improved to 2.2% on 31 March 2005 from 2.3% on 31 December 2004, while the impaired loan ratio was 2.8% at end-March against 3.0% at end-December.

The return on adjusted regulatory capital was 24.9% in first quarter 2005, up from 23.2% in the previous quarter. The gain in pre-tax profit slightly outpaced the increase in adjusted regulatory capital, the latter driven by the rise in our loan exposure.

Initiatives and achievements

New major payment processing contract

Telekurs Multipay, the leading company for card-based cashless payment transfers in Switzerland, awarded us a major new contract to process 14 million of its payments annually starting on 1 July 2005. We will process the transactions through our UBS KeyDirect banking solution, which currently serves 3,400 of our large and medium-sized corporate clients in Switzerland and handles more than 100,000 transactions a day (see page 30 of our third quarter report 2004 for more information).

Results

In first quarter 2005, Business Banking Switzerland reported a pre-tax profit of CHF 531 million – CHF 28 million or 6% higher than in fourth quarter 2004. The result shows the continued tight management of our cost base, with improved adjusted expected credit loss reflecting the structural improvement in our loan portfolio in recent years.

Operating income

Total operating income in first quarter 2005 was CHF 1,245 million, practically unchanged from fourth quarter 2004. A slight decrease in net interest income, which fell to CHF 836 million in first quarter 2005 from CHF 845 million in fourth quarter 2004, was a reflection of the ongoing reduc-

Financial Businesses
3 May 2005

tion of the recovery portfolio. Non-interest income eased slightly to CHF 390 million in first quarter from CHF 395 million a quarter earlier. Adjusted expected credit loss was a positive CHF 19 million, up from CHF 6 million in last quarter, reflecting the deferred benefit of the structural improvement in our loan portfolio.

Operating expenses

Total operating expenses decreased to a record low of CHF 714 million in first quarter 2005, down 4% from CHF 743 million a quarter earlier. Personnel expenses increased to CHF 613 million in first quarter 2005 from CHF 602 million in fourth quarter 2004, mainly reflecting higher performance-related compensation as well as the annual salary increase that took effect at the start of March. General and administrative expenses decreased to CHF 233 million in first quarter 2005, down by 13% from fourth quarter 2004 due to lower costs for travel and entertainment, professional fees and advertising. Net charges to other business units, at CHF 148 million, were practically unchanged in first quarter 2005 from fourth quarter 2004. Lower charges from our IT infrastructure team were compensated by lower charges to other business units related to IT projects. Depreciation decreased in first quarter 2005 to CHF 16 million from CHF 20 million a quarter earlier, reflecting lower expenses for IT writeoffs.

Headcount

Business Banking Switzerland’s headcount was 15,565 on 31 March 2005, up 57 from 31 December 2004, mainly due to an increase in the number of our client advisors.

Global Asset Management

Global Asset Management’s pre-tax profit was CHF 224 million in first quarter 2005, a quarterly record and an increase of 38% from fourth quarter 2004. Pre-goodwill, profit rose by 16% from fourth quarter 2004. Strong net new money inflows and higher performance-related fees, combined with a stable operating cost base, drove the increase.

Business Group reporting

	Quarter ended					% change from
CHF million, except where indicated	31.3.05	31.12.04		31.3.04		4Q04	1Q04

Institutional fees	300	287		280		5	7

Wholesale Intermediary fees	269	239		227		13	19

Total operating income	569	526		507		8	12

Cash components	230	187		207		23	11

Share-based components	21	19		23		11	(9)

Total personnel expenses	251	206		230		22	9

General and administrative expenses	62	91		59		(32)	5

Services to / from other business units	27	30		32		(10)	(16)

Depreciation	5	6		5		(17)	0

Amortization of goodwill	0	31		33		(100)	(100)

Amortization of other intangible assets	0	0		0

Total operating expenses	345	364		359		(5)	(4)

Business Group performance before tax	224	162		148		38	51

Business Group performance before tax and amortization of goodwill	224	193		181		16	24

KPIs

Cost / income ratio (%) [1]	60.6	69.2		70.8

Cost / income ratio before goodwill (%)	60.6	63.3	[2]	64.3	[2]

Institutional

Invested assets (CHF billion)	366	344		335		6	9

of which: money market funds	20	17		19		18	5

Net new money (CHF billion) [3]	5.1	3.0		10.1

of which: money market funds	0.9	(0.5)		0.8

Gross margin on invested assets (bps) [4]	34	33		35		3	(3)

1 Operating expenses / operating income.  2 Operating expenses less the amortization of goodwill / operating income.  3 Excludes interest and dividend income.  4 Operating income (annualized) / average invested assets.

Financial Businesses
3 May 2005

Global Asset Management (continued)

	Quarter ended				% change from
	31.3.05	31.12.04		31.3.04	4Q04	1Q04

Wholesale Intermediary

Invested assets (CHF billion)	269	257		267	5	1

of which: money market funds	64	64		82	0	(22)

Net new money (CHF billion) [1]	4.7	0.5		(1.4)

of which: money market funds	(2.5)	(3.3)		(6.4)

Gross margin on invested assets (bps) [2]	41	37		34	11	21

Capital return and BIS data

Return on adjusted regulatory capital (%) [3]	63.9	36.4		37.0

Return on adjusted regulatory capital before goodwill(%)	63.9	44.8	[4]	45.2 [4]

BIS risk-weighted assets (CHF million)	1,986	1,702		1,746	17	14

Goodwill (CHF million)	1,245	1,189		1,395	5	(11)

Adjusted regulatory capital (CHF million) [5]	1,444	1,359		1,570	6	(8)

Additional Information	As at			% change from
	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Client assets (CHF billion)	635	601	602	6	5

Headcount (full-time equivalents)	2,703	2,665	2,600	1	4

1 Excludes interest and dividend income.  2 Operating income (annualized) / average invested assets.  3 Annualized year to date Business Group performance before tax/adjusted regulatory capital year to date average.  4 Annualized year to date Business Group performance before tax and amortization of goodwill/adjusted regulatory capital year to date average.  5 10% of BIS risk-weighted assets plus goodwill.

Key performance indicators

The pre-goodwill cost / income ratio was 60.6% in first quarter 2005, down from 63.3% in fourth quarter 2004. This improvement was driven by rising quarterly revenues, which benefited from higher market valuations as well as an increase in performance fees. Higher personnel expenses, in line with the increased revenues, were partly offset by lower general and administrative expenses.

Institutional

Institutional invested assets were CHF 366 billion on 31 March 2005, up by CHF 22 billion from 31 December 2004. The gain reflected strong net new money inflows, higher market valuations and positive currency impacts from the weakening of the Swiss franc against the US dollar and UK sterling.

Net new money in first quarter 2005 was CHF 5.1 billion, up from CHF 3.0 billion in fourth quarter 2004. Strong inflows were reported in equity mandates, primarily in Europe and the UK, as well as in money market mandates, mainly in the Americas.

The gross margin stood at 34 basis points in first quarter 2005, an increase of 1 basis point, benefiting from high performance fees in the quarter.

Wholesale intermediary

Invested assets increased in first quarter 2005 to CHF 269 billion, up by CHF 12 billion from 31 December 2004, reflecting strong net new money inflows, positive market performance and currency impacts.

Net new money was CHF 4.7 billion in first quarter 2005, up from CHF 0.5 billion in fourth quarter 2004. This was the best result since fourth quarter 2001. The main drivers were strong inflows into asset allocation, equity and fixed income funds in Europe and the Americas. This was partially offset by outflows of CHF 2.5 billion in money market funds, particularly in Europe.

The gross margin was 41 basis points in first quarter 2005, an increase of 4 basis points, reflecting the continuing change in asset mix towards higher-margin products.

Investment capabilities and performance

Global equity markets weakened slightly in the quarter, with high oil prices determining developments.

Our actively managed Global Equity composite underperformed for the quarter, reflecting its lack of exposure to the energy and materials sectors, which benefited from high oil prices in the quarter. For longer-term periods, the composite kept its strong track record, outperforming benchmarks in the one, five- and ten-year periods.
Global bond markets saw mixed developments in first quarter 2005. Different economic growth outlooks and inflationary expectations in a number of major economies prompted interest rates to diverge. Government bonds in the euro-zone and Japan produced total returns (excluding the impact of currency movements) well in excess of US treasuries. Yield differentials between government and non-government bond sectors, both investment grade and below, widened abruptly in March, following a profit warning by US car manufacturer General Motors. Our global fixed income portfolios trailed their benchmarks in first quarter but continued to have a strong long-term performance record.
Asset allocation portfolios outperformed their benchmarks again in first quarter, with security selection in US equities, treasury bonds and high yield bonds the most significant positive factors. Market allocation was a slightly positive factor. Longer-term returns against benchmarks remain positive.
Despite a difficult start to the year for most alternative and quantitative investment strategies, performance was gener-

Financial Businesses
3 May 2005

Annualized
Composite	1 year	3 years	5 years	10 years

Global Equity Composite vs. MSCI World Equity (Free) Index	+	–	+	+

Global Bond Composite vs. Citigroup World Government Bond Index	+	+	+	+

Global Securities Composite vs. Global Securities Markets Index	+	+	+	+

(+) above benchmark; (–) under benchmark. All after fees.

ally positive. Quantitative strategies performed very strongly, as did our macro trading strategies. Trading conditions remained tough for convertible bonds. The multi-manager teams were able to generate profits across the majority of investment programs.

Real estate investments continued to show strong performance and growth in first quarter. The relative performance of the US, Australian and global real estate securities was strong despite absolute weakness in the real estate securities markets. Private real estate funds in the US recorded robust performance in first quarter, while performance in the UK was good.

Initiatives and achievements

New Chinese joint venture

In early April, the China Securities Regulatory Commission (CSRC) approved our new joint venture with the State Development Investment Corporation (SDIC). The entity, to be known as UBS SDIC Fund Management, is a collaboration between SDIC Hongtai Trust & Investment, a wholly owned subsidiary of SDIC, and UBS. To our knowledge it is the first joint venture allowing the new maximum 49% foreign stake in a Chinese fund management company.
UBS SDIC Fund Management plans to launch new China-based mutual funds, expanding its existing offering of one closed-end equity fund and two open-end funds (one bond and one balanced). As market liberalization continues, we, together with our new partner, expect to be in a position to offer discretionary investment management mandates.

Acquisition of Siemens real estate funds business

Effective 1 April 2005, we expanded our business activities in Germany by acquiring a 51% stake in the real estate investment management business of Siemens, the German engineering conglomerate. We are integrating this business into our global real estate business, giving it access to our established distribution network, and bringing UBS further specialized market knowledge in European real estate capital markets.
With an expected increase in demand for diversified real estate investments from both institutional and private investors, we believe this initiative should solidify our rank as one of the leading players in European real estate, putting us in a strong position to develop more business in the region.

Results

Pre-tax profit for first quarter 2005 was CHF 224 million, up from CHF 162 million in fourth quarter 2004. The result was helped by the fact that we ceased to amortize goodwill from first quarter 2005. Pre-goodwill, profit increased by CHF 31 million or 16% compared to last quarter. This increase was due to higher performance-based revenues and improved asset-based fees, reflecting strong net new money inflows and improved market valuations as well as the continuous shift to higher-margin products.

Operating income

Total operating income in first quarter 2005 was CHF 569 million, up from CHF 526 million in the previous quarter. The increase was driven by continued strong net new money in-flows and improved financial market valuations, boosting our asset-based fees, as well as higher performance fees, mainly from traditional investment mandates. Institutional revenues totaled CHF 300 million in first quarter 2005, an increase of CHF 13 million from CHF 287 million in fourth quarter last year, largely a result of higher performance fees from traditional investments. Wholesale intermediary revenues were CHF 269 million in first quarter 2005, up significantly from CHF 239 million in the prior quarter. Strong net new money inflows and the continuing shift into higher-margin assets, as well as increased financial market valuations, boosted revenues.

Operating expenses

Total operating expenses decreased to CHF 345 million in first quarter 2005 from CHF 364 million a quarter earlier. Personnel expenses were CHF 251 million in first quarter 2005,

up from CHF 206 million in fourth quarter 2004. The rise is due both to the final determination of incentive-based compensation in fourth quarter 2004 and to higher incentive-based compensation in line with revenues in first quarter 2005. The increase in personnel expenses was offset by lower general and administrative expenses, which stood at CHF 62 million in first quarter 2005, down CHF 29 million from CHF 91 million in the prior quarter. This decrease reflects lower professional fees, IT expenses and travel and entertainment costs, as well as lower provisions and litigation costs compared with fourth quarter 2004. Net charges from other business units decreased by CHF 3 million to CHF 27 million in first quarter 2005, mainly reflecting higher cost charge-outs to our wealth management businesses for alternative investment products.

Headcount

Headcount was 2,703 on 31 March 2005, an increase of 38 or 1% from 2,665 on 31 December 2004, reflecting the expansion of our European real estate business and growing business activity.

Financial Businesses
3 May 2005

Investment Bank

In first quarter 2005, the Investment Bank posted a pre-tax profit of CHF 1,303 million, down 19% from the record first quarter 2004. Pre-goodwill, pre-tax profit was down 22%. Lower revenues in the equities and fixed income, rates and currencies businesses were partially offset by a robust performance in investment banking.

Business Group reporting

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Equities	1,646	1,598	1,722	3	(4)

Fixed income, rates and currencies	2,222	1,735	2,595	28	(14)

Investment banking	465	593	461	(22)	1

Income	4,333	3,926	4,778	10	(9)

Adjusted expected credit loss [1]	8	5	0	60

Total operating income	4,341	3,931	4,778	10	(9)

Cash components	2,089	1,590	2,165	31	(4)

Share-based components	277	245	318	13	(13)

Total personnel expenses	2,366	1,835	2,483	29	(5)

General and administrative expenses	490	656	512	(25)	(4)

Services to / from other business units	142	52	44	173	223

Depreciation	28	55	50	(49)	(44)

Amortization of goodwill	0	59	64	(100)	(100)

Amortization of other intangible assets	12	10	9	20	33

Total operating expenses	3,038	2,667	3,162	14	(4)

Business Group performance before tax	1,303	1,264	1,616	3	(19)

Business Group performance before tax and amortization of goodwill	1,303	1,323	1,680	(2)	(22)

Investment Bank (continued)

	Quarter ended					% change from
	31.3.05	31.12.04		31.3.04		4Q04	1Q04

KPIs

Compensation ratio (%) [2]	55	47		52

Cost / income ratio (%) [3]	70.1	67.9		66.2

Cost / income ratio before goodwill (%)	70.1	66.4	[4]	64.8	[4]

Non-performing loans / gross loans (%)	0.2	0.4		0.6

Impaired loans / gross loans (%)	0.4	0.6		1.0

Average VaR (10-day 99%)	371	358		366		4	1

Capital return and BIS data

Return on adjusted regulatory capital (%) [5]	33.3	31.0		46.3

Return on adjusted regulatory capital before goodwill (%)	33.3	32.8	[6]	48.2	[6]

BIS risk-weighted assets (CHF million)	130,099	116,067		109,539		12	19

Goodwill (CHF million)	3,512	3,199		3,381		10	4

Adjusted regulatory capital (CHF million) [7]	16,522	14,806		14,335		12	15

Additional information	As at or for the quarter ended					% change from

	31.3.05	31.12.04		31.3.04		4Q04	1Q04

Deferral (included in adjusted expected credit loss) (CHF million)	33	30		20		10	65

Client assets (CHF billion)	153	147		152		4	1

Headcount (full-time equivalents)	16,764	16,551		15,416		1	9

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Personnel expenses/income.  3 Operating expenses/income.  4 Operating expenses less the amortization of goodwill/income.  5 Annualized year to date Business Group performance before tax/adjusted regulatory capital year to date average.  6 Annualized year to date Business Group performance before tax and amortization of goodwill/adjusted regulatory capital year to date average.  7 10% of BIS risk-weighted assets plus goodwill.

Key performance indicators

In first quarter 2005, the pre-goodwill cost / income ratio was 70.1%, up from 64.8% in the same quarter a year earlier. The fall in revenues outpaced the decrease in personnel expenses, reflecting the increase in headcount and the impact of the revenue mix on accruals for performance-related compensation.

The compensation ratio for first quarter 2005 was 55%, up three percentage points from the same period a year earlier, driven by higher levels of headcount and the revenue mix across businesses. The compensation ratio was up eight percentage points from fourth quarter 2004 when annual per-

formance-related payments were fixed, which resulted in a downward correction of the ratio.

Financial Businesses
3 May 2005

Market risk for the Investment Bank, as measured by the average 10-day 99% Value at Risk (VaR) was CHF 371 million in first quarter 2005, up slightly from CHF 358 million in the previous quarter. We took advantage of the positive, active markets at the beginning of the quarter, interest rate VaR being the main contributor, and exposure to the US markets a significant driver. In anticipation of more negative sentiment, risk was reduced towards the end of February.

At the end of first quarter, the Investment Bank’s outstanding loans stood at CHF 83.0 billion, up CHF 14.6 billion from CHF 68.4 billion on 31 December 2004. The non-performing loans to gross loans ratio fell to 0.2% from 0.4%. The impaired loans to gross loans ratio decreased to 0.4% from 0.6%.

The return on adjusted regulatory capital (before goodwill) was 33.3% in first quarter 2005, down from 48.2% in the same quarter a year earlier. This reflects the combined impact of a year-on-year drop in pre-tax profit and an increase in risk weighted assets driven by higher corporate credit exposures and growth in our prime brokerage business.

Initiatives and achievements

Corporate clients

According to data from Dealogic, we ranked fourth in terms of share of the global fee pool at the end of first quarter 2005

Global Fee Pool Market Share

	Year to date		Year ended
	31.3.05	31.3.04	31.12.04	31.12.03

in %	5.4	5.5	5.1	4.9

Rank	4	6	5	7

Source: Dealogic

China momentum continues to build

If expanding in China is not an original business thought in today’s world, at least UBS can say that its long-term strategic perspective and patient investments have allowed it to become one of the first foreign financial institutions to gain a firm footing in the country. The opening of a Beijing representative office in 1989, followed by another in Shanghai four years later, shows how UBS has always pursued opportunities in China prudently, but aggressively. In 2003, UBS became the first institution approved as a Qualified Foreign Institutional investor (QFII), allowing it to trade in domestic shares and bonds on behalf of non-China clients. Today, UBS’s USD 800 million QFII quota remains the largest of all foreign brokers. Through QFII, UBS and its clients hold investments in over 100 Chinese stocks, more than 30 convertible bonds and 40 equity funds across different sectors.
The Investment Bank’s relationship with China dates as far back as 1985. A brief look at last year’s key deals shows that it continues to participate in notable corporate finance transactions. In April 2004, the Investment
Bank was joint financial advisor to China Telecom on its USD 3.4 billion acquisition of ten provincial mainland telecom businesses as well as to China Mobile (Hong Kong) on a similar USD 4.1 billion acquisition of ten mobile networks in China. In 2004, UBS topped the China mergers and acquisitions league table, and to the end of first quarter 2005, remained the number one arranger of China-related M&A transactions, according to Bloomberg data.
In primary debt, 2004 saw UBS as joint lead manager of the debut bond offer-

with a market share of 5.4%, up from fifth place with a market share of 5.1% for full-year 2004.

Institutional clients

We maintained our first place in the global ranking for secondary equity cash commissions for the twelfth consecutive quarter, according to data from a leading industry survey.
Our equities and fixed income businesses also received a number of prestigious awards in first quarter. UBS was named the leading European equity research firm in Institutional Investor’s All Europe survey for the fourth year running, with the number of our first-placed research teams rising to ten from eight last year. It also named us the top-rated research firm in emerging markets in Europe, the Middle East and Africa for the second consecutive year.
In Asia, we were again second in Institutional Investor’s All-Japan survey, with the number of our first-placed research teams rising to 12 from seven last year.
In Euroweek’s Review of the Year 2004, whose awards focus on performance in European fixed income markets, borrowers voted us the best provider of support in the secondary market and best lead manager of financial institution bonds for the second year running. We were also named Europe’s top repo house by the International Securities Market Association (ISMA).

Significant deals

Mergers and acquisitions

Merger and acquisition activity increased significantly as the recovery that started at the end of last year continued into first quarter. Key transactions in the quarter included:
–	joint financial advisor to global consumer goods company Gillette on its USD 57 billion sale to Procter & Gamble
–	exclusive financial advisor to global mobile telephone communications service provider Vodafone Group on its USD 4.4 billion acquisition of a 79% stake in the second largest mobile operator in Romania, MobiFon, and 100% of Oskar Mobil, the Czech Republic’s third largest mobile operator
–	lead financial advisor to Australian-based WMC Resources for a recommended USD 7.7 billion takeover bid from BHP Billiton, a global resources company.

Equity underwriting

According to Dealogic, global equity capital markets issuance was down 16% in first quarter compared to the same period a year earlier. Important transactions in the quarter included:
–	sole bookrunner on a USD 2.0 billion equity placing for Standard Chartered to partly finance its all-cash USD 3.3 billion acquisition of Korea First Bank
–	joint bookrunner on the USD 800 million initial public offering and a USD 240 million convertible equity issue for Celanese, a global chemicals company
–	sole bookrunner on a USD 560 million block trade in the Indian market for Bharti Tele-Ventures, the country’s leading private sector provider of telecommunications services.

Fixed income underwriting

In first quarter, issuance of US investment grade bonds increased 14% compared to the same period a year earlier, with developments largely driven by increased activity in the financial institutions sector. We participated in the following key transactions:
–	joint bookrunner on a USD 1.25 billion global 20-year bond issue for the Republic of Brazil
–	joint bookrunner on a GBP 750 million 19-year bond issue for Network Rail Infrastructure Finance, the owner and operator of the UK’s national rail infrastructure network
–	joint bookrunner on USD 500 million seven-year corporate bond offering for Korean-based Hanaro Telecom.

ing from the China Development Bank (comprising USD 600 million and EUR 325 million tranches). Last year, in October the Investment Bank was lead manager of the highly acclaimed EUR 1 billion, 10-year international sovereign bond issued by the Peoples’ Republic of China.
In fixed income, UBS provides Chinese investors with access to a full range of products – ranging from US treasuries and collateralized debt obligation securities (CDOs) to liability risk management products. In August 2004, UBS’s Beijing bank branch commenced operation and in March this year the branch received a license to conduct derivatives transactions allowing the bank to offer its corporate, institutional and wealth management clients in China tailor-made solutions to manage their specific interest rate and currency risks.
Beyond that, from its Hong Kong offices, the Investment Bank offers a comprehensive palette of China-related financial services that include sales, research, trading and corporate advisory services. UBS is also licensed to underwrite and trade in B Shares
(a category of Chinese shares created 10 years ago for foreign investors) on the Shanghai exchange. In research, various industry publications, including Institutional Investor, Asiamoney and The Asset, rate UBS’s China research team as the industry leader, with Asia-money also giving the firm’s sales and execution capabilities their leading rank.
With China having the potential to become a major contributor to future revenues, UBS will continue to patiently invest in its franchise – as it has for the last two decades.

Financial Businesses
3 May 2005

Results

Pre-tax profit in first quarter 2005 was CHF 1,303 million, down 19% from the record result of first quarter 2004. Before goodwill amortization in 2004, pre-tax profit was down 22%. Revenues in our equities and fixed income, rates and currencies businesses remained resilient and were both at their second highest level since the end of 2001, but did not match the record levels achieved in the same period a year earlier.

Compared to fourth quarter 2004, pre-tax profit was up 3% as we stopped amortizing goodwill. Adjusted for this change, pre-tax profit was down 2%, mainly reflecting higher personnel expenses.

Operating income

Total operating income in first quarter 2005 was CHF 4,341 million, down 9% from the same quarter a year earlier.
The equities business posted revenues of CHF 1,646 million in first quarter 2005, down 4% from the same period in 2004, impacted by the weakening of the US dollar against the Swiss franc. It reflects strong performance in the derivatives business, especially in Asia, and solid performance in prime brokerage as well as in equity capital markets. Income from secondary cash and proprietary trading decreased. Inflationary pressures and worries over a tightening in monetary policy negatively impacted revenues in the convertibles area. Compared to fourth quarter 2004, revenues were up 3%, again driven by strong performance in the derivatives business.
Fixed income, rates and currencies revenues were CHF 2,222 million in first quarter 2005, the second-best quarterly performance on record. Compared to the record achieved in first quarter 2004, revenues were down 14%, reflecting the mixed impact of the current market conditions on our different businesses. The increasingly challenging credit market over the quarter negatively impacted our credit fixed income business, and our foreign exchange and cash and collateral trading business was down in a relatively neutral market environment. This was offset by a solid performance in our principal finance business. Our rates business also performed well against its record result in first quarter 2004, underpinned by a strong result in the government bond business and steady performance in the residential mortgage-backed securities business. Credit default swaps hedging our loan exposures recorded positive revenues of CHF 91 million, up from CHF 53 million a year earlier. Compared to fourth quarter 2004, fixed income, rates and currencies revenues were up 28%, with revenue increases in practically all businesses.

Investment banking revenues, at CHF 465 million in first quarter 2005, were up 1% from first quarter 2004. Excluding the impact of currency movements and of credit hedging costs for the investment banking loan book, revenues increased 5%, driven by a strong performance in Europe and Asia Pacific and the continued momentum of our global syndicated finance and equity franchises. Compared to fourth quarter 2004, investment banking revenues were down 22%, in line with the seasonal fluctuation of revenues between the fourth and first quarters.

Operating expenses

Total operating expenses in first quarter 2005 were CHF 3,038 million, down 4% from the same period last year.
Personnel expenses were CHF 2,366 million. Compared to a year earlier, personnel expenses declined 5%, driven by lower accruals for cash bonuses in line with the drop in revenues. This was partially offset by a rise in headcount.
General and administrative expenses declined 4% to CHF 490 million in first quarter 2005 from the same period last year, driven by the weakening of the US dollar against the Swiss franc. Depreciation expense was CHF 28 million, down 44% on first quarter 2004 due to the transfer this quarter of more IT infrastructure functions into our central ITI unit in Corporate Center.

Headcount

Headcount, at 16,764 on 31 March 2005, rose by 213 or 1% from the end of fourth quarter 2004 and by 1,348 or 9% from the same period a year earlier. Staffing increases were mainly in the investment banking and logistics areas and driven by business expansion, and continued investment in our infrastructure.

Wealth Management USA

In first quarter 2005, Wealth Management USA’s pre-tax profit rose to CHF 144 million from CHF 52 million in fourth quarter 2004. Before acquisition costs, pre-tax profit was CHF 201 million in first quarter 2005, up 24% from CHF 162 million in fourth quarter 2004. On the same basis, but in US dollars, the operating result was 22% higher in first quarter 2005 than in fourth quarter 2004.

Business Group reporting

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Private client revenues	1,276	1,205	1,306	6	(2)

Municipal finance revenues	64	80	86	(20)	(26)

Net goodwill funding	(46)	(39)	(46)	(18)	0

Income	1,294	1,246	1,346	4	(4)

Adjusted expected credit loss [1]	(1)	0	(3)		67

Total operating income	1,293	1,246	1,343	4	(4)

Cash components	828	806	904	3	(8)

Share-based components	34	39	33	(13)	3

Total personnel expenses	862	845	937	2	(8)

General and administrative expenses	194	198	192	(2)	1

Services to / from other business units	66	63	85	5	(22)

Depreciation	16	17	20	(6)	(20)

Amortization of goodwill	0	46	50	(100)	(100)

Amortization of other intangible assets	11	25	27	(56)	(59)

Total operating expenses	1,149	1,194	1,311	(4)	(12)

Business Group performance before tax	144	52	32	177	350

Business Group reporting excluding acquisition costs

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Total operating income	1,293	1,246	1,343	4	(4)

Add back: Net goodwill funding [2]	46	39	46	18	0

Operating income excluding acquisition costs	1,339	1,285	1,389	4	(4)

Total operating expenses	1,149	1,194	1,311	(4)	(12)

Retention payments	0	0	(52)		100

Amortization of goodwill	0	(46)	(50)	100	100

Amortization of other intangible assets	(11)	(25)	(27)	56	59

Operating expenses excluding acquisition costs	1,138	1,123	1,182	1	(4)

Business Group performance before tax and acquisition costs	201	162	207	24	(3)

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.

Financial Businesses
3 May 2005

Wealth Management USA (continued)

KPIs	As at or for the quarter ended			% change from
	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Invested assets (CHF billion)	667	639	663	4	1

Net new money (CHF billion) [1]	5.8	6.8	2.8

Interest and dividend income (CHF billion) [2]	4.1	4.5	3.8	(9)	8

Gross margin on invested assets (bps) [3]	79	77	83	3	(5)

Gross margin on invested assets excluding acquisition costs (bps) [4]	82	80	86	3	(5)

Cost / income ratio (%) [5]	88.8	95.8	97.4

Cost / income ratio excluding acquisition costs (%) [6]	84.9	87.4	84.9

Recurring income (CHF million) [7]	663	613	604	8	10

Financial advisor productivity (CHF thousand) [8]	171	162	172	6	(1)

Capital return and BIS data

Return on adjusted regulatory capital (%) [9]	11.1	2.1	2.5

Return on adjusted regulatory capital before acquisition costs (%) [10]	47.8	41.3	52.3

BIS risk-weighted assets (CHF million)	17,844	18,109	18,522	(1)	(4)

Goodwill (CHF million)	3,899	2,852	3,336	37	17

Adjusted regulatory capital (CHF million) [11]	5,683	4,663	5,188	22	10

Adjusted regulatory capital excluding goodwill and intangible assets (CHF million) [12]	1,712	1,655	1,671	3	2

Additional information	As at			% change from
	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

Client assets (CHF billion)	703	679	711	4	(1)

Headcount (full-time equivalents)	17,351	17,388	17,095	0	1

Financial advisors (full-time equivalents)	7,403	7,519	7,451	(2)	(1)

1 Excludes interest and dividend income.  2 For purposes of comparison with US peers.  3 Income (annualized)/average invested assets.  4 Income, add back net goodwill funding (annualized)/average invested assets.  5 Operating expenses/income.  6 Operating expenses less the amortization of goodwill (in 2004), other intangible assets and retention payments/income, add back net goodwill funding.  7 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.  8 Private client revenues/average number of financial advisors.  9 Annualized year to date Business Group performance before tax/adjusted regulatory capital year to date average.  10 Annualized year to date Business Group performance before tax and acquisition costs/adjusted regulatory capital excluding goodwill and intangible assets year to date average.  11 10% of BIS risk-weighted assets plus goodwill.  12 10% of BIS risk-weighted assets excluding intangible assets.

Key performance indicators

Invested assets were CHF 667 billion on 31 March 2005, up 4% from CHF 639 billion on 31 December 2004. In US dollar terms, invested assets decreased 1% in the quarter, reflecting a negative market performance for US equity indices, partially offset by a strong quarterly net new money result. Compared to first quarter a year earlier, invested assets were up 1%. In US dollar terms, they were up 7% on the inflow of net new money and the market appreciation seen in fourth quarter 2004.

The inflow of net new money in first quarter 2005 was CHF 5.8 billion compared to CHF 6.8 billion in fourth quarter 2004, with the decline primarily related to outflows in liquid investments. Including interest and dividends, net new money in first quarter 2005 was CHF 9.9 billion, down from CHF 11.3 billion in fourth quarter 2004 and up from CHF 6.6 billion in first quarter 2004.

The gross margin on invested assets was 79 basis points in first quarter 2005, up from 77 basis points in fourth quarter 2004. The gross margin on invested assets before acquisition costs (net goodwill funding) was 82 basis points, up from 80 basis points in fourth quarter 2004. The increase in revenues was driven by record recurring income levels, the latter positively affected by higher asset-based fees as well as rising interest income.

The cost / income ratio before acquisition costs (net goodwill funding, amortization of goodwill and intangibles) was 84.9% in first quarter 2005, falling from 87.4% in fourth quarter 2004. The improvement reflects higher revenue from our core private client business, with recurring income in US dollar terms at record levels.

Recurring income, including interest income as well as asset-based fees for portfolio management and fund distribution, account-based and advisory fees, stood at CHF 663 million in first quarter 2005, 8% higher than the CHF 613 million recorded in fourth quarter 2004. Excluding the effects of currency fluctuations, recurring income increased 6% in first quarter to a record high, driven by rising asset levels in managed account products and higher net interest income from our lending busi-

ness. In US dollar terms, recurring income was 17% higher than the same period last year and represented more than half of total revenues in the period. Flows into managed account products totaled USD 4.7 billion in first quarter 2005.

Productivity per advisor increased in first quarter 2005 to CHF 171,000 from CHF 162,000 in fourth quarter 2004 on the 8% rise in recurring income, with the result additionally helped by a drop in the number of financial advisors, reflecting attrition among the less productive advisors and a decline in the number of trainees. Financial advisor headcount was 7,403 on 31 March 2005, down 116 from 7,519 on 31 December 2004. We continue to invest in recruiting and training, with our primary aim remaining the hiring of talented and highly productive financial advisors.

Initiatives and achievements

PACE drives strong growth in fee-based accounts

Our wide range of fee-based accounts continues to experience strong growth and increasing client demand. Over the last eighteen months, among our most popular and fastest growing has been PACE (Personalized Asset Consulting and Evaluation) which now has over USD 17 billion in invested assets. PACE assists financial advisors and their clients to navigate through the thousands of available mutual funds to create a

Financial Businesses
3 May 2005

customized diversified portfolio and asset allocation mix matching an agreed investment profile.

It offers a process that begins with client profiling and risk assessment, setting the ground for a suitable asset allocation solution that may comprise a custom-built portfolio of no-load and load-waived mutual funds. PACE is suitable for all levels of investment and we have experienced a growing number of initial investments of USD 1 million and more.
Almost three-quarters of our financial advisors have a client invested in PACE, and flows of client assets are at an all-time high. Because of our success, we have been ranked by an independent ratings agency as the US industry leader in fee-based mutual fund consulting.

New dual-card program

In mid-April, we announced a new dual-card program with consolidated rewards that, starting in fourth quarter 2005, will give our clients access to charge card, credit card and ATM services. The program will be provided by Juniper Bank, a member of the Barclays Group, who will issue UBS branded American Express charge cards and Visa Signature credit cards to participating clients.

Results

Because our business is almost entirely conducted in US dollars, comparisons of results to prior periods are affected by the movements of the US dollar against the Swiss franc. In first quarter 2005, the US dollar appreciated against the Swiss franc slightly.

Pre-tax profit stood at a record CHF 144 million in first quarter 2005 compared to a pre-tax profit of CHF 52 million in fourth quarter 2004. Our pre-tax results benefited from ceasing to amortize goodwill from first quarter 2005 onwards. Before acquisition costs, pre-tax profit increased 24% to CHF 201 million in first quarter 2005 from CHF 162 million in fourth quarter 2004, reflecting strong recurring income, which was partially offset by a weaker performance in municipal finance, which felt the negative effect of rising interest rates. In US dollar terms, our performance excluding acquisition costs was 22% higher.

Operating income

Total operating income in first quarter 2005 was CHF 1,293 million. Before acquisition costs, it stood at CHF 1,339 million, up 4% from fourth quarter 2004. In US dollar terms, our operating income was 2% higher, driven by increased recurring income. Operating income in first quarter 2005 also contained some non-recurring gains on financial participations. Those developments were partially offset by a 20% decline in municipal finance revenues, reflecting the rising interest rate environment which negatively affected trading activity.

Operating expenses

In first quarter 2005, total operating expenses were CHF 1,149 million, down 4% from fourth quarter 2004. Excluding acquisition costs, operating expenses were up 1% in Swiss franc terms and flat in US dollar terms.
Personnel expenses, at CHF 862 million, increased 2% from fourth quarter. In US dollar terms, overall personnel expenses were virtually flat. A decrease due to lower deferred equity-based compensation costs was almost completely offset by higher accruals for performance-related payments.
Non-personnel expenses fell 18% to CHF 287 million in first quarter 2005. The decrease reflects lower amortization costs, primarily due to the discontinuation of goodwill amortization. Amortization for intangible assets was CHF 11 million, down from CHF 25 million in fourth quarter 2004 because of the reclassification of some intangible assets to goodwill, in line with the new accounting standard. Excluding acquisition costs, non-personnel expenses were 1% lower due to lower legal and insurance expenses.

Headcount

Headcount was 17,351 on 31 March 2005, down 37 from December 2004. This reflects a fall in the number of financial advisors, principally among trainees and less productive advisors, partially offset by a 1% increase in non-financial advisor staff.

Corporate Center

Corporate Center recorded a profit of CHF 110 million in first quarter 2005, compared to a loss of CHF 315 million in fourth quarter 2004 and a loss of CHF 149 million in first quarter 2004. Pre-goodwill, the loss in fourth quarter 2004 was CHF 300 million and in first quarter 2004 it was CHF 131 million.

Business Group reporting

	Quarter ended			% change from
CHF million, except where indicated	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Income	474	186	299	155	59

Credit loss (expense) / recovery [1]	112	32	22	250	409

Total operating income	586	218	321	169	83

Cash components	344	342	284	1	21

Share-based components	25	21	21	19	19

Total personnel expenses	369	363	305	2	21

General and administrative expenses	291	292	347	0	(16)

Services to / from other business units	(420)	(353)	(405)	(19)	(4)

Depreciation	230	209	199	10	16

Amortization of goodwill	0	15	18	(100)	(100)

Amortization of other intangible assets	6	7	6	(14)	0

Total operating expenses	476	533	470	(11)	1

Business Group performance before tax	110	(315)	(149)

Business Group performance before tax and amortization of goodwill	110	(300)	(131)

Additional Information	As at			% change from
	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

BIS risk-weighted assets (CHF million)	11,183	9,841	12,940	14	(14)

Headcount (full-time equivalents)	5,365	5,202	5,195	3	3

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Functions (see note 2 to the financial statements).

Financial Businesses
3 May 2005

Private Banks & GAM

Business Unit reporting

	Quarter ended					% change from
CHF million, except where indicated	31.3.05	31.12.04		31.3.04		4Q04	1Q04

Income	293	306		288		(4)	2

Adjusted expected credit loss [1]	(5)	(4)		0		(25)

Total operating income	288	302		288		(5)	0

Cash components	107	119		103		(10)	4

Share-based components	3	3		3		0	0

Total personnel expenses	110	122		106		(10)	4

General and administrative expenses	39	42		43		(7)	(9)

Services to / from other business units	3	2		3		50	0

Depreciation	7	5		5		40	40

Amortization of goodwill	0	14		18		(100)	(100)

Amortization of other intangible assets	1	4		1		(75)	0

Total operating expenses	160	189		176		(15)	(9)

Business Unit performance before tax	128	113		112		13	14

Business Unit performance before tax and amortization of goodwill	128	127		130		1	(2)

KPIs

Invested assets (CHF billion)	95	92		93		3	2

Net new money (CHF billion) [2]	0.3	(0.6)		6.4

Cost / income ratio (%) [3]	54.6	61.8		61.1

Cost / income ratio before goodwill (%)	54.6	57.2	[4]	54.9	[4]

Capital return and BIS data

Return on adjusted regulatory capital (%) [5]	84.8	65.2		64.0

Return on adjusted regulatory capital before goodwill (%)	84.8	75.3	[6]	74.3	[6]

BIS risk-weighted assets (CHF million)	2,846	2,864		2,878		(1)	(1)

Goodwill (CHF million)	326	311		412		5	(21)

Adjusted regulatory capital (CHF million) [7]	611	597		700		2	(13)

Additional Information	As at			% change from
	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

Client assets (CHF billion)	96	92	94	4	2

Headcount (full-time equivalents)	1,662	1,649	1,647	1	1

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Units (see note 2 to the financial statements).  2 Excludes interest and dividend income.  3 Operating expenses / income.  4 Operating expenses less the amortization of goodwill / income.  5 Annualized year to date Business Group performance before tax / adjusted regulatory capital year to date average.  6 Annualized year to date Business Group performance before tax and amortization of goodwill / adjusted regulatory capital year to date average.  7 10% of BIS risk-weighted assets plus goodwill.

Key performance indicators

Private Banks & GAM posted a net new money inflow of CHF 0.3 billion in first quarter 2005, against an outflow of CHF 0.6 billion in fourth quarter 2004. The result is driven by inflows at GAM.

Invested assets on 31 March 2005 were CHF 95 billion, up from CHF 92 billion on 31 December 2004, reflecting positive equity market developments outside the US, the inflow of net new money and a positive impact from currency fluctuations.

Results

In first quarter 2005, pre-tax profit was CHF 128 million, up from CHF 113 million in fourth quarter 2004. On the same basis but pre-goodwill, profit was CHF 128 million in first quarter 2005, practically unchanged from CHF 127 million in fourth quarter 2004.

Total operating income, at CHF 288 million in first quarter 2005, fell 5% from CHF 302 million in fourth quarter 2004, as GAM benefited from the booking of full-year performance fees at the end of last year.

Total operating expenses fell by 15% to CHF 160 million in first quarter from CHF 189 million in fourth quarter 2004. Pre-goodwill, total operating expenses fell 9% or CHF 15 million on lower accruals for performance-related compensation at GAM and a slight decline in general and administrative expenses.

Headcount

Headcount was 1,662 on 31 March 2005, a slight increase from 1,649 on 31 December 2004.

Financial Businesses
3 May 2005

Corporate Functions

Business Unit reporting

	Quarter ended			% change from
CHF million, except where indicated	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Income	181	(120)	11

Credit loss (expense) / recovery [1]	117	36	22	225	432

Total operating income	298	(84)	33		803

Cash components	237	223	181	6	31

Share-based components	22	18	18	22	22

Total personnel expenses	259	241	199	7	30

General and administrative expenses	252	250	304	1	(17)

Services to / from other business units	(423)	(355)	(408)	(19)	(4)

Depreciation	223	204	194	9	15

Amortization of goodwill	0	1	0	(100)

Amortization of other intangible assets	5	3	5	67	0

Total operating expenses	316	344	294	(8)	7

Business Unit performance before tax	(18)	(428)	(261)	96	93

Business Unit performance before tax and amortization of goodwill	(18)	(427)	(261)	96	93

Additional Information	As at			% change from
	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

BIS risk-weighted assets (CHF million)	8,337	6,977	10,062	19	(17)

Headcount for corporate center excluding ITI (full-time equivalents)	1,235	1,199	1,200	3	3

Headcount for IT Infrastructure (ITI) (full-time equivalents)	2,468	2,354	2,348	5	5

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Functions (see note 2 to the financial statements).

Results

Corporate Functions recorded a pre-tax loss of CHF 18 million in first quarter 2005, compared to a loss of CHF 261 million in the same quarter a year earlier.

Operating income

Total operating income increased to CHF 298 million in first quarter 2005, up CHF 265 million from CHF 33 million in the same quarter a year earlier. Income rose due to a timing effect related to cash flow hedge ineffectiveness as well as gains on a financial participation which are largely attributable to minority investors.
Credit loss recoveries were up this quarter from a year earlier. The credit loss expense or recovery booked in Corporate Functions represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS financial statements. In first quarter 2005, UBS recorded a credit loss recovery of CHF 137 million, compared to a recovery of CHF 2 million in first quarter 2004. In both quarters, credit loss expense was lower than the adjusted expected credit loss charged to the business units, resulting in a credit loss recovery in the Corporate Functions of CHF 117 million in first quarter 2005 and CHF 22 million in the same period a year ago.

Operating expenses

At CHF 316 million in first quarter 2005, total operating expenses increased 7% from CHF 294 million a year earlier. Personnel expenses increased 30% to CHF 259 million from CHF 199 million in first quarter 2004, mainly due to the further integration of IT infrastructure functions (for more details please refer to page 6 of this quarterly report) and higher performance-related compensation. In the same period, general and administrative expenses decreased 17% to CHF 252 million, reflecting a decrease in insurance premiums and provisions related to premises. Other businesses were charged CHF 423 million for services provided by Corporate Functions in first quarter 2005, compared to CHF 408 million in the same period a year ago. This was because of higher charge-outs driven by the further IT infrastructure integration, partially offset by lower insurance-related charges.

IT infrastructure

Our Information Technology Infrastructure unit (ITI) has made considerable progress since it started operating in second quarter 2004. The information technology infrastructure cost per full-time employee dropped to CHF 6,534 in first quarter 2005 from CHF 6,851 a quarter earlier and CHF 7,043 in first quarter 2004. The first and fourth quarter 2004 numbers have been adjusted to reflect the integration of Perot Systems professionals at the start of first quarter 2005. The considerable cost savings we have achieved to date reflect the effects of managing our information technology infrastructure in a more integrated and entrepreneurial way. In coming quarters, we expect additional savings.

Since our outsourcing contract with Perot Systems changed, CHF 185 million in costs previously recorded as general and administrative expenses have been reported as personnel expenses, after Perot Systems staff, including some who will continue to work at the Investment Bank, were reclassified as contractors instead of consultants.

Headcount

Corporate Functions headcount was 3,703 on 31 March 2005, up 150 from 31 December 2004. This is mainly a result of the transfer of headcount into the ITI unit.

Industrial Holdings

Industrial Holdings
3 May 2005

Industrial Holdings

Income statement

	Quarter ended			% change from
CHF million, except where indicated	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Revenues from Industrial Holdings	2,750	2,848	1,070	(3)	157

Other income	247	121	133	104	86

Total operating income	2,997	2,969	1,203	1	149

Personnel expenses	396	378	314	5	26

General and administrative expenses	205	223	278	(8)	(26)

Depreciation	77	116	63	(34)	22

Amortization of goodwill	0	1	3	(100)	(100)

Amortization of other intangible assets	49	122	3	(60)

Goods and materials purchased	1,922	1,956	449	(2)	328

Total operating expenses	2,649	2,796	1,110	(5)	139

Operating profit from continuing operations before tax	348	173	93	101	274

Tax expense	90	47	54	91	67

Net profit from continuing operations	258	126	39	105	562

Net profit / (loss) from discontinued operations	0	126	(15)	(100)	100

Net profit	258	252	24	2	975

Net profit / (loss) attributable to minority interests	60	63	(5)	(5)

Net profit attributable to UBS shareholders	198	189	29	5	583

Private equity 1

	As at			% change from
(CHF billion)	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

Investment [2]	1.2	1.2	1.4	0	(14)

Portfolio fair value	1.5	1.7	1.8	(12)	(17)

Additional Information	As at or for the quarter ended			% change from
	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Cost / income ratio (%) [3]	88.4	94.2	92.3

BIS risk-weighted assets (CHF million)	2,606	2,773	2,477	(6)	5

Headcount (full-time equivalents)	29,990	29,453	29,158	2	3

1 Only comprises financial investments available-for-sale.  2 Historical cost of investments made, less divestments and impairments.  3 Operating expenses / operating income.

Major participations

From this quarter, our private equity investments will be reported as part of the Industrial Holdings segment. This matches our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities as they arise. Revised accounting standards have also required us to change the accounting treatment of some of our private equity investments. Due to the change, we have fully consolidated 12 of those investments and recognized another 10 under the equity method, two of which were sold during the first quarter 2005. The remaining parts of the private equity portfolio continue to be held as “Financial investments available for sale” (unconsolidated).

The Industrial Holdings segment also includes UBS’s majority stake in Motor-Columbus, a financial holding company whose most significant asset is a 59.3% interest in the Atel Group (Aare-Tessin Ltd. for Electricity). Atel, based in Olten, Switzerland, is a European energy provider focused on electricity trading and marketing, domestic and international power generation, electricity transmission and energy services. Motor-Columbus also holds several other finance and property companies. Motor-Columbus was consolidated into UBS’s accounts at the beginning of third quarter 2004. This led to a revaluation of assets and liabilities. These are no longer comparable with those previously published in Motor-Columbus’s separate consolidated financial statements.

Results

In first quarter 2005, net profit was CHF 258 million. Attributable profit was CHF 198 million, reflecting high private equity divestment gains of CHF 272 million, which were partially offset by CHF 27 million in writedowns.

The level of unconsolidated private equity investments was unchanged at CHF 1.2 billion on 31 March 2005 compared to three months earlier as a number of exits and writedowns were offset by the funding of existing commitments. Driven by exits and revaluations, the fair value of this part of the portfolio decreased to CHF 1.5 billion in first quarter 2005 from CHF 1.7 billion in fourth quarter 2004. Unfunded commitments continued to fall, totaling CHF 0.7 billion at the end of March 2005, down from CHF 0.8 billion at the end of December 2004.

Balance Sheet & Capital Management

Balance Sheet & Capital Management
3 May 2005

Balance sheet

UBS’s total assets stood at CHF 1,839 billion on 31 March 2005, up from CHF 1,737 billion on 31 December 2004. Half of the CHF 102 billion rise was prompted by the strengthening of a number of major currencies against the Swiss franc. Increases were registered in net collateral trading (CHF 47.7 billion), trading assets (CHF 46.1 billion) and the loan book (CHF 16.2 billion), partially offset by a drop in derivative replacement values of CHF 16.3 billion.

Lending and borrowing

Our loans to customers position increased to CHF 248.4 billion on 31 March 2005, up by CHF 16.2 billion from 31 December 2004. This is the result of higher levels of lending mainly in the Investment Bank and, to a smaller extent, in the Wealth Management & Business Banking Business Group (see page 17).

Repo and securities borrowing / lending

Cash collateral on securities borrowed and reverse repurchase agreements stood at CHF 625.1 billion on 31 March 2005, up by CHF 47.7 billion from 31 December 2004. However, this asset value already includes the effect of some netting between asset and liability positions. On a gross basis, before allowable netting, the position increased by CHF 90.7 billion. The rise was driven by the fixed income matched book (a portfolio comprised of assets and liabilities with equal maturities and equal value, so that the market risk cancels out), primarily because of higher client activity and increased securities lending activities. The equity book also increased, reflecting higher stock borrowing and lending activities in the US market mainly with institutional counterparties.

Trading portfolio / derivative instruments

From 31 December 2004 to 31 March 2005, trading assets rose by CHF 46.1 billion to CHF 594.7 billion, while the value of derivative instruments decreased by CHF 16.3 billion to CHF 268.3 billion. Trading assets inventory for commercial paper rose by CHF 15.2 billion, while debt instruments were up CHF 18.2 billion, mainly due to higher positions in our mortgage-based securities inventory and in asset-backed securities. This was partially offset by reduced positions in Japanese government bonds. The value of equity instruments increased as well, and traded loans expanded in order to build up an inventory for securitization. The position in derivative instruments fell, mainly due to higher US dollar rates affecting the value of the foreign exchange swap book.

Capital Management

We are committed to being one of the best-capitalized financial services firms in the world with sound capital ratios and strong debt ratings. Our strong capitalization allows us to invest in the growth of our businesses by making acquisitions or by growing organically. But absent any such opportunities, we will continue to return any excess capital to our shareholders through share buybacks or dividends, while maintaining our BIS Tier 1 ratio at its high level. All numbers have been restated for the accounting changes mentioned on page 6 of this report.

Risk-weighted assets were CHF 286.0 billion on 31 March 2005, up 8% from CHF 264.8 billion on 31 December 2004. Half of the increase was driven by higher capital requirements from our loan portfolio, driven by the Investment Bank and Wealth Management and Business Banking Business Groups in support of their growing client franchises. Higher capital requirements for lending at the Investment Bank were spread over a variety of business activities, among them equity finance and global syndicated finance. The Wealth Management and Business Banking rise reflected higher margin lending activities, an increase in mortgages and, to a lesser extent, lending growth in our Swiss corporate business. Much of the increased lending activity is collateralized (for example, margin lending and prime brokerage), but still, however, carries superior risk-weightings under BIS rules. The lending growth was accentuated by higher irrevocable commitments in our global syndicated finance business and higher capital requirements for our repo, forwards, swap and OTC option businesses, where business volumes rose. The strengthening of the US dollar against the Swiss franc contributed CHF 5 billion to the increase in risk-weighted assets.
BIS Tier 1 capital rose to CHF 32.8 billion on 31 March 2005 from CHF 31.6 billion on 31 December 2004. The increase in retained earnings and positive currency translation effects more than offset higher goodwill from the reclassification of value of the former PaineWebber workforce from an intangi-

ble asset. Our BIS Tier 1 ratio dropped to 11.5% at the end of March from 11.9% at the end of December.

Buyback program

We terminated our 2004 share buyback program on 4 March 2005, after repurchasing a total of 39,935,094 shares for an average price of CHF 88.72, representing a total cost of CHF 3,543 million. Following the approval at the Annual General Meeting on 21 April 2005, these shares will be canceled in July 2005.
We started a new program on 8 March 2005, which will again lead to a cancellation of the repurchased shares. The program will allow us to repurchase up to CHF 5 billion in shares and will run until 7 March 2006. We will seek approval for the cancellation of shares bought back under this program at the Annual General Meeting in April 2006. As of 31 March 2005, we had not yet bought back any shares under the new program.

Treasury shares

IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders’ equity.

BIS capital and ratios

	As at			% change from
CHF million, except where indicated	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

Risk-weighted assets	286,014	264,832	263,833	8	8

BIS Tier 1 capital	32,816	31,629	32,742	4	0

of which hybrid Tier 1 capital [1]	3,111	2,963	3,294	5	(6)

BIS total capital	37,197	36,444	36,515	2	2

Tier 1 (%)	11.5	11.9	12.4

of which hybrid Tier 1 capital (%) [1]	1.1	1.1	1.3

Total BIS (%)	13.0	13.8	13.8

1 Trust preferred securities.

UBS Shares and Market Capitalization

	As at			% change from
Number of shares, except where indicated	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

Total ordinary shares issued	1,127,441,123	1,126,858,177	1,184,421,495	0	(5)

Second trading line treasury shares

2003 program	0	0	(59,482,000)

2004 program	(39,935,094)	(39,935,094)	0

Shares outstanding for market capitalization	1,087,506,029	1,086,923,083	1,124,939,495	0	(3)

Share price (CHF)	101.00	95.35	94.10	6	7

Market capitalization (CHF million)	109,838	103,638	105,857	6	4

Total treasury shares	103,890,943	124,663,310	131,573,873	(17)	(21)

Our holding of own shares decreased to 103,890,943 or 9.2% of shares issued on 31 March 2005, from 124,663,310 or 11.1% of shares issued on 31 December 2004. The decrease reflects shares we delivered to employees during the period as part of employee share or option programs.

Of the currently held treasury shares, 39,935,094 were bought for cancellation whereas the other 63,955,849 mainly cover employee share and option programs, and, to a limited extent, market-making activities at the Investment Bank. The Investment Bank acts as a market-maker in UBS shares, as well as in derivatives related to those shares, and may hold UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

New preferred securities issue

In early April, we successfully placed EUR 1 billion of perpetual preferred securities, taking advantage of the low credit spreads for subordinated bank capital in the capital markets. The new issue of perpetual preferred securities is in line with our strategy to diversify the currency structure of our Tier 1 capital from Swiss francs into euros and US dollars, better reflecting the currency mix of our businesses.

Financial Statements

Financial Statements
3 May 2005

Financial Statements

Income Statement (unaudited)

		Quarter ended			% change from
CHF million, except per share data	Note	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Operating income

Interest income	3	12,574	10,302	9,551	22	32

Interest expense	3	(9,884)	(7,110)	(6,526)	39	51

Net interest income		2,690	3,192	3,025	(16)	(11)

Credit loss (expense) / recovery		137	41	2	234

Net interest income after credit loss expense		2,827	3,233	3,027	(13)	(7)

Net fee and commission income	4	5,155	5,055	5,027	2	3

Net trading income	3	1,936	771	1,974	151	(2)

Other income	5	433	146	240	197	80

Revenues from Industrial Holdings		2,750	2,848	1,070	(3)	157

Total operating income		13,101	12,053	11,338	9	16

Operating expenses

Personnel expenses	6	5,475	4,747	5,408	15	1

General and administrative expenses	7	1,660	1,916	1,776	(13)	(7)

Depreciation of property and equipment		389	443	366	(12)	6

Amortization of goodwill		0	168	183	(100)	(100)

Amortization of other intangible assets		80	166	48	(52)	67

Goods and materials purchased		1,922	1,956	449	(2)	328

Total operating expenses		9,526	9,396	8,230	1	16

Operating profit from continuing operations before tax		3,575	2,657	3,108	35	15

Tax expense		742	573	724	29	2

Net profit from continuing operations		2,833	2,084	2,384	36	19

Net profit / (loss) from discontinued operations		0	126	(15)	(100)	100

Net profit		2,833	2,210	2,369	28	20

Net profit attributable to minority interests		208	132	92	58	126

Net profit attributable to UBS shareholders		2,625	2,078	2,277	26	15

Basic earnings per share (CHF)	8	2.60	2.07	2.16	26	20

from continuing operations		2.60	1.94	2.18	34	19

from discontinued operations		0.00	0.13	(0.02)	(100)	100

Diluted earnings per share (CHF)	8	2.48	1.97	2.05	26	21

from continuing operations		2.48	1.84	2.06	35	20

from discontinued operations		0.00	0.13	(0.01)	(100)	100

Balance Sheet (unaudited)

% change from
CHF million	31.3.05	31.12.04	31.12.04

Assets

Cash and balances with central banks	5,258	6,036	(13)

Due from banks	42,435	35,419	20

Cash collateral on securities borrowed	251,015	220,242	14

Reverse repurchase agreements	374,065	357,164	5

Trading portfolio assets	436,588	389,487	12

Trading portfolio assets pledged as collateral	158,128	159,115	(1)

Positive replacement values	268,278	284,577	(6)

Financial instruments designated at fair value	1,382	653	112

Loans	248,415	232,167	7

Financial investments	4,076	4,188	(3)

Accrued income and prepaid expenses	6,657	6,309	6

Investments in associates	2,561	2,675	(4)

Property and equipment	9,405	9,510	(1)

Goodwill and other intangible assets	12,672	12,201	4

Other assets	17,888	17,375	3

Total assets	1,838,823	1,737,118	6

Liabilities

Due to banks	132,998	120,026	11

Cash collateral on securities lent	72,240	61,545	17

Repurchase agreements	447,062	422,587	6

Trading portfolio liabilities	176,623	171,033	3

Negative replacement values	285,602	303,712	(6)

Financial liabilities designated at fair value	73,514	65,756	12

Due to customers	393,033	376,076	5

Accrued expenses and deferred income	11,025	15,040	(27)

Debt issued	150,765	117,856	28

Other liabilities	52,215	44,120	18

Total liabilities	1,795,077	1,697,751	6

Equity

Share capital	902	901	0

Share premium account	9,107	9,231	(1)

Net gains / (losses) not recognized in the income statement, net of tax	(1,677)	(2,080)	19

Revaluation reserve from step acquisitions, net of tax	90	90	0

Retained earnings	39,626	37,000	7

Equity classified as obligation to purchase own shares	(190)	(96)	(98)

Treasury shares	(9,728)	(11,105)	12

Equity attributable to UBS shareholders	38,130	33,941	12

Minority interests	5,616	5,426	4

Total equity	43,746	39,367	11

Total liabilities and equity	1,838,823	1,737,118	6

Financial Statements
3 May 2005

Statement of Changes in Equity (unaudited)

	Quarter ended
CHF million	31.3.05	31.3.04

Issued and paid up share capital

Balance at the beginning of the period	901	946

Issue of share capital	1	2

Cancellation of second trading line treasury shares	0	0

Balance at the end of the period	902	948

Share premium

Balance at the beginning of the period, restated	9,231	7,595

Premium on shares issued and warrants exercised	136	90

Net premium / (discount) on treasury share and own equity derivative activity	(264)	1,323

Employee share and share option plans	4

Balance at the end of the period	9,107	9,008

Net gains / (losses) not recognized in the income statement, net of taxes

Foreign currency translation

Balance at the beginning of the period, restated	(2,520)	(1,694)

Movements during the period	712	142

Subtotal – balance at the end of the period	(1,808)	(1,552)

Net unrealized gains / (losses) on available-for-sale investments, net of taxes

Balance at the beginning of the period, restated	761	399

Net unrealized gains / (losses) on available-for-sale investments	63	222

Impairment charges reclassified to the income statement	20	55

Realized gains reclassified to the income statement	(94)	(158)

Realized losses reclassified to the income statement		2

Subtotal – balance at the end of the period	750	520

Change in fair value of derivative instruments designated as cash flow hedges, net of taxes

Balance at the beginning of the period	(322)	(144)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	(369)	(156)

Net realized (gains) / losses reclassified to the income statement	72	(6)

Subtotal – balance at the end of the period	(619)	(306)

Balance at the end of the period	(1,677)	(1,338)

Revaluation reserve from step acquisitions, net of taxes

Balance at the beginning of the period	90	0

Movements during the period	0	0

Balance at the end of the period	90	0

Retained earnings

Balance at the beginning of the period, restated	37,001	36,259

Net profit for the period	2,625	2,277

Cancellation of second trading line treasury shares	0	0

Balance at the end of the period	39,626	38,536

Equity classified as obligation to purchase own shares

Balance at the beginning of the period, restated	(96)	(49)

Net movements	(94)	(123)

Balance at the end of the period	(190)	(172)

Statement of Changes in Equity (continued) (unaudited)

	Quarter ended
CHF million	31.3.05	31.3.04

Treasury shares, at cost

Balance at the beginning of the period, restated	(11,105)	(9,654)

Acquisitions	(1,696)	(3,202)

Disposals	3,073	2,104

Cancellation of second trading line treasury shares	0	0

Balance at the end of the period	(9,728)	(10,752)

Equity attributable to UBS shareholders	38,130	36,230

Minority interests

Balance at the beginning of the period, restated	5,426	4,216

Issuance of trust preferred securities

Other increases	12	529

Decreases and dividend payments	(198)	(161)

Foreign currency translation	168	89

Minority interest in net profit	208	92

Balance at the end of the period	5,616	4,765

Total equity	43,746	40,995

Financial Statements
3 May 2005

Statement of Cash Flows

	Quarter ended
CHF million	31.3.05	31.3.04

Cash flow from / (used in) operating activities

Net profit	2,833	2,369

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	389	366

Amortization of goodwill and other intangible assets	80	231

Credit loss expense / (recovery)	(137)	(2)

Equity in income of associates	(62)	(8)

Deferred tax expense / (benefit)	138	326

Net loss / (gain) from investing activities	(367)	(147)

Net loss / (gain) from financing activities	(519)	385

Net (increase) / decrease in operating assets:

Net due from / to banks	8,179	(2,781)

Reverse repurchase agreements and cash collateral on securities borrowed	(47,674)	(39,630)

Trading portfolio and net replacement values	(27,451)	(11,719)

Loans / due to customers	846	2,918

Accrued income, prepaid expenses and other assets	(729)	(5,201)

Net increase / (decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	35,170	16,507

Accrued expenses and other liabilities	4,316	7,805

Income taxes paid	(404)	(317)

Net cash flow from / (used in) operating activities	(25,392)	(28,898)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(47)	(247)

Disposal of subsidiaries and associates	318	193

Purchase of property and equipment	(331)	(395)

Disposal of property and equipment	70	263

Net (investment in) / divestment of financial investments	(325)	171

Net cash flow from / (used in) investing activities	(315)	(15)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	31,226	33,149

Net movements in treasury shares and own equity derivative activity	1,253	(290)

Capital issuance	1	2

Issuance of long-term debt, including financial liabilities designated at fair value	12,004	15,553

Repayment of long-term debt, including financial liabilities designated at fair value	(3,545)	(2,865)

Increase in minority interests	0	117

Dividend payments to / purchase from minority interests	(199)	(161)

Net cash flow from / (used in) financing activities	40,740	45,505

Effects of exchange rate differences	1,805	2,137

Net increase / (decrease) in cash and cash equivalents	16,838	18,729

Cash and cash equivalents, beginning of the period	87,091	73,356

Cash and cash equivalents, end of the period	103,929	92,085

Cash and cash equivalents comprise:

Cash and balances with central banks	5,258	3,433

Money market paper[1]	60,916	61,166

Due from banks maturing in less than three months	37,755	27,486

Total	103,929	92,085

1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 3,520 million and CHF 9,687 million were pledged on 31 March 2005 and 31 March 2004, respectively.

Cash paid for interest was CHF 6,759 million and CHF 2,418 million during first quarter 2005 and first quarter 2004, respectively.

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (“the Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements at 31 December 2004 and for the year then ended except for the changes set out below. The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2004.

UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the Financial Statements when the relationship between UBS and the company indicates that it is controlled by UBS.

Changes in Accounting Policies

Private Equity Investments

On 1 January 2005, UBS adopted revised IAS 27 Consolidated and Separate Financial Statements, and revised IAS 28 Investments in Associates.
IAS 27 has been amended to eliminate the exemption from consolidating a subsidiary where control is exercised temporarily. Private equity investments where UBS owns a controlling interest are now consolidated whereas they were previously classified and accounted for as Financial investments available-for-sale. The adoption was made retrospectively as at 1 January 2003 and comparative prior periods presented are restated. The effect of consolidating these investments is as follows: At 1 January 2003, opening equity including minority interests is reduced by CHF 723 million, representing the difference between the carrying value as Financial investments available-for-sale and the book value on a consolidated basis. Consolidation led to recognition of total assets in the amount of CHF 1.7 billion and CHF 2.9 billion at 31 December 2004 and 2003, respectively. Significant balance sheet line items affected in-

clude property and equipment, intangible assets, goodwill and other assets. These investments generated additional operating income of CHF 3.7 billion and CHF 3.8 billion in 2004 and 2003, respectively and additional net profit attributable to UBS shareholders of CHF 142 million and CHF 74 million in 2004 and 2003, respectively. In fourth and first quarter 2004, additional operating income was CHF 0.9 billion and CHF 1.1 billion, and additional net profit attributable to UBS shareholders was CHF 87 million and CHF (49) million.

IAS 28 has been likewise amended to eliminate the exemption from equity method accounting for investments that are held exclusively for disposal. Private equity investments where UBS has a significant influence are now accounted for using the equity method whereas they were previously classified and accounted for as Financial investments available-for-sale. The adoption was made retrospectively as at 1 January 2003 and comparative prior periods presented are restated. Application of the equity method of accounting for these investments has the following effects: At 1 January 2003, opening equity is debited by CHF 266 million, representing the difference between the carrying value as Financial investments available-for-sale and the book value on the equity method basis. The carrying value of these equity method investments was CHF 248 million and CHF 393 million at 31 December 2004 and 2003, respectively, which includes equity in losses of CHF 55 million and gains of CHF 10 million recognized in the income statement in 2004 and 2003, respectively. Gains on sale recognized in 2004 and 2003 were CHF 1 million and zero, respectively. When accounted for as Financial investments, gains on sale recognized were CHF 70 million in 2004 and CHF 34 million in 2003. In fourth and first quarter 2004, equity in income was CHF 2 million and equity in losses was CHF 26 million, and gains on sale recognized were zero for both periods respectively. When accounted for as Financial investments, gains on sale recognized were zero in fourth quarter and CHF 65 million in first quarter 2004.
These entities, along with all other investments made by the Private Equity business unit, were reclassified from the Investment Bank segment to the Industrial Holdings segment effective 1 January 2005. In addition, seven of the newly consolidated investments held at 1 January 2003 were sold during 2003 and 2004 and are presented as discontinued operations in the restated comparative prior periods in accordance with IFRS 5, which is discussed on the next page. Gains on sale in the amounts of CHF 90 million and CHF 194 million were previously reported related to private equity investments sold in 2004 and 2003, respectively. On a restated basis, the net prof-

it from discontinued operations related to these entities is CHF 145 million and CHF 186 million in 2004 and 2003, respectively. The restated net profit from discontinued operations in fourth and first quarter 2004 was CHF 126 million and CHF (15) million.

Share-based Compensation

In February 2004, the IASB issued IFRS 2 Share-based Payment, which requires share-based payments made to employees and non-employees to be recognized in the financial statements based on the fair value of these awards measured at the date of grant. UBS adopted the new standard on 1 January 2005 and fully restated the two comparative prior years. In accordance with IFRS 2, UBS applied the new requirements of the standard to all prior period awards that impact income statements commencing 1 January 2003. This includes all unvested equity settled awards and all outstanding cash settled awards at 1 January 2003. The effects of restatement are as follows: The opening balance of retained earnings at 1 January 2003 was credited by CHF 559 million. Additional compensation expense of zero and CHF 558 million was recognized in 2004 and 2003, respectively. For the fourth and first quarter 2004, additional compensation expense of CHF 48 million and CHF (56) million was recognized. The change in compensation expense is attributable to the first-time recognition of compensation expense for the fair value of share options, as well as the recognition of expense for share awards over the vesting period. Previously, share awards were recognized as compensation expense in the performance year which is generally the year prior to grant. The reason for the zero impact in 2004 is due to the fact that a significantly higher amount of bonus payments were made in the form of restricted stock rather than cash in 2004 compared to 2003. The reversal of compensation expense attributable to these share payments offset the effect from recognizing options at fair value and share awards made prior to 2004 over the vesting period.
UBS introduced a new valuation model to determine the fair value of share options granted in 2005 and later. Share options granted in 2004 and earlier are not affected by this change in valuation model. As part of the implementation of IFRS 2, UBS thoroughly reviewed the option valuation model employed in the past by comparing it to alternative models. As a result of this review, a valuation model was identified that better reflects the exercise behavior of employees and the specific terms and conditions under which the share options are granted. Concurrent with the introduction of the new model, UBS will use implied and historic volatility as inputs into the new model.
UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes. In connection with the issuance of IFRS 2, the IFRIC amended SIC 12 Consolidation – Special Purpose Entities, an interpretation of IAS 27, to eliminate the scope exclusion for equity compensation plans. Therefore, pursuant to the criteria set out in SIC 12, an entity that controls an employee benefit trust (or similar entity) set up for the purposes of a share-based payment arrangement is required to consolidate that trust. Consolidating these trusts had the following effects: At 1 January 2003, no adjustment to opening retained earnings was made as assets and liabilities of the trust were equal. Consolidation led to recognition of total assets in the amount of CHF 1.1 billion and CHF 1.3 billion and liabilities of CHF 1.1 billion and CHF 1.3 billion at 31 December 2004 and 2003, respectively. The amount of treasury shares increased by CHF 2,029 million and CHF 1,474 million at 31 December 2004 and 2003, respectively. The weighted average number of treasury shares held by these trusts was 22,995,954 in 2004 and 30,792,147 in 2003, thus decreasing the numerator used to calculate basic earnings per share. The reduction in weighted average shares outstanding increased basic earnings per share, but had no impact on diluted earnings per share, as the additional treasury shares were fully added back for calculating diluted earnings per share.

Goodwill and Intangible Assets

On 31 March 2004, the IASB issued IFRS 3 Business Combinations, revised IAS 36 Impairment of Assets, and revised IAS 38 Intangible Assets. UBS prospectively adopted the standards for goodwill and intangible assets existing at 31 March 2004 on 1 January 2005, whereas goodwill and intangible assets recognized from business combinations entered into after 31 March 2004 were accounted for immediately in accordance with IFRS 3. Goodwill is no longer amortized, but instead reviewed annually for impairment. UBS recorded goodwill amortization expense of CHF 722 million in 2004 and CHF 784 million in 2003.
Intangible assets acquired in a business combination must be recognized separately from goodwill, if they meet defined recognition criteria. Existing intangible assets that do not meet the recognition criteria under the new standards have to be reclassified to goodwill. At 1 January 2005, UBS reclassified the trained workforce intangible asset recognized in connection with the acquisition of PaineWebber with a book value of CHF 1.0 billion to goodwill.

Insurance Contracts

On 31 March 2004, the IASB issued IFRS 4 Insurance Contracts. The standard applies to all insurance contracts written and to reinsurance contracts held. It requires that insurance contracts that include a deposit component, are separated into the deposit and the insurance components. UBS adopted the new standard as of 1 January 2005. The adoption of this new standard did not have a material effect on the Financial Statements.

Non-current Assets Held for Sale and Discontinued Operations

On 31 March 2004, the IASB issued IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The standard requires that non-current assets or disposal groups be classified as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Such assets are measured at the lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Netting of assets and liabilities is not permitted. Discontinued operations are presented on the face of the income statement as a single amount comprising the total of the net profit or loss of discontinued operations and the after tax gain or loss recognized on the sale or the measurement to fair value less costs to sell of the net assets constituting the discontinued operations.

IFRS 5 provides certain criteria to be met for a component of an entity to be defined as a discontinued operation. Certain private equity investments met this definition and were reclassified as discontinued operations. UBS adopted the new standard on 1 January 2005 and restated comparative prior years 2004 and 2003. While the impact on the financial statements is not material, the income statement is now divided into two sections; net profit from continuing operations and net profit from discontinued operations.

Presentation of Minority Interests and Earnings Per Share

With the adoption of revised IAS 1 Presentation of Financial Statements at 1 January 2005, Net profit and Equity are presented including minority interests. Net profit is allocated to net profit attributable to UBS shareholders and attributable to minority interests. Earnings per share will continue to be calculated based on net profit attributable to UBS shareholders, but will be allocated to earnings per share from continuing operations and from discontinued operations. Minority interest and earnings per share are presented on the face of the income statement.

Financial Statements
3 May 2005

Note 2 Reporting by Business Group

For the three months ended 31 March 2005

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into four Business Groups and the Corporate Center. Wealth Management & Business Banking is segregated into two segments, Wealth Management and Business Banking Switzerland. The Corporate Center also consists of two segments, Private Banks & GAM and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Profit from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Profit from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Wealth Management &
Business Banking					Corporate Center
	Business Banking	Global Asset		Wealth	Private	Corporate
Wealth Management	Switzerland	Management	Investment Bank	Management USA	Banks & GAM	Functions

2,071	1,226	569	4,333	1,294	293	181	2,997	12,964

1	108	0	28	0	0	0	0	137

2,072	1,334	569	4,361	1,294	293	181	2,997	13,101

618	613	251	2,366	862	110	259	396	5,475

187	233	62	490	194	39	252	203	1,660

331	(148)	27	142	66	3	(423)	2	0

17	16	5	28	16	7	223	77	389

2	0	0	12	11	1	5	49	80

							1,922	1,922

1,155	714	345	3,038	1,149	160	316	2,649	9,526

917	620	224	1,323	145	133	(135)	348	3,575

								0

917	620	224	1,323	145	133	(135)	348	3,575

								742

								0

								2,833

2,071	1,226	569	4,333	1,294	293	181	2,997	12,964

(1)	19	0	8	(1)	(5)	117	0	137

2,070	1,245	569	4,341	1,293	288	298	2,997	13,101

618	613	251	2,366	862	110	259	396	5,475

187	233	62	490	194	39	252	203	1,660

331	(148)	27	142	66	3	(423)	2	0

17	16	5	28	16	7	223	77	389

2	0	0	12	11	1	5	49	80

							1,922	1,922

1,155	714	345	3,038	1,149	160	316	2,649	9,526

915	531	224	1,303	144	128	(18)	348	3,575

								0

915	531	224	1,303	144	128	(18)	348	3,575

								742

								0

								2,833

Financial Statements
3 May 2005

Note 2 Reporting by Business Group

For the three months ended 31 March 2004

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into four Business Groups and the Corporate Center. Wealth Management & Business Banking is segregated into two segments, Wealth Management and Business Banking Switzerland. The Corporate Center also consists of two segments, Private Banks & GAM and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation

Amortization of goodwill

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Profit / (loss) from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation

Amortization of goodwill

Amortization of other intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Profit / (loss) from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Wealth Management &
Business Banking					Corporate Center
	Business Banking	Global Asset		Wealth	Private	Corporate
Wealth Management	Switzerland	Management	Investment Bank	Management USA	Banks & GAM	Functions

1,932	1,271	507	4,778	1,346	288	11	1,203	11,336
0	(54)	0	57	(1)	0	0	0	2

1,932	1,217	507	4,835	1,345	288	11	1,203	11,338

527	612	230	2,483	937	106	199	314	5,408

144	250	59	512	192	43	304	272	1,776

364	(126)	32	44	85	3	(408)	6	0

14	15	5	50	20	5	194	63	366

15	0	33	64	50	18	0	3	183

3	0	0	9	27	1	5	3	48

							449	449

1,067	751	359	3,162	1,311	176	294	1,110	8,230

865	466	148	1,673	34	112	(283)	93	3,108

							(10)	(10)

865	466	148	1,673	34	112	(283)	83	3,098

								724

								5

								2,369

1,932	1,271	507	4,778	1,346	288	11	1,203	11,336

(2)	(15)	0	0	(3)	0	22	0	2

1,930	1,256	507	4,778	1,343	288	33	1,203	11,338

527	612	230	2,483	937	106	199	314	5,408

144	250	59	512	192	43	304	272	1,776

364	(126)	32	44	85	3	(408)	6	0

14	15	5	50	20	5	194	63	366

15	0	33	64	50	18	0	3	183

3	0	0	9	27	1	5	3	48

							449	449

1,067	751	359	3,162	1,311	176	294	1,110	8,230

863	505	148	1,616	32	112	(261)	93	3,108

							(10)	(10)

863	505	148	1,616	32	112	(261)	83	3,098

								724

								5

								2,369

Financial Statements
3 May 2005

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the second and the third table). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income).

Net interest and trading income

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Net interest income	2,690	3,192	3,025	(16)	(11)

Net trading income	1,936	771	1,974	151	(2)

Total net interest and trading income	4,626	3,963	4,999	17	(7)

Breakdown by business activity

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Equities	936	878	946	7	(1)

Fixed income	1,748	1,257	2,151	39	(19)

Foreign exchange	372	362	414	3	(10)

Other	82	49	89	67	(8)

Net income from trading activities	3,138	2,546	3,600	23	(13)

Net income from interest margin products	1,313	1,306	1,265	1	4

Net income from treasury and other activities	175	111	134	58	31

Total net interest and trading income	4,626	3,963	4,999	17	(7)

Note 3 Net Interest and Trading Income (continued)

Net interest income

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4 Q04	1Q04

Interest income

Interest earned on loans and advances	2,342	2,482	2,557	(6)	(8)

Interest earned on securities borrowed and reverse repurchase agreements	4,166	2,933	2,274	42	83

Interest and dividend income from financial investments	17	14	7	21	143

Interest and dividend income from trading portfolio	6,049	4,873	4,713	24	28

Total	12,574	10,302	9,551	22	32

Interest expense

Interest on amounts due to banks and customers	1,989	1,719	1,190	16	67

Interest on securities lent and repurchase agreements	3,734	2,582	2,141	45	74

Interest and dividend expense from trading portfolio	2,816	1,660	2,315	70	22

Interest on financial liabilities designated at fair value	427	377	275	13	55

Interest on debt issued	918	772	605	19	52

Total	9,884	7,110	6,526	39	51

Net interest income	2,690	3,192	3,025	(16)	(11)

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Net trading income 1

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Equities	627	531	701	18	(11)

Fixed income [2]	622	(276)	546		14

Foreign exchange and other	687	516	727	33	(6)

Net trading income	1,936	771	1,974	151	(2)

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF 519 million for the quarter ended 31 March 2005, CHF (424) million for the quarter ended 31 December 2004, and CHF (385) million for the quarter ended 31 March 2004 related to Financial liabilities designated at fair value. For the quarter ended 31 March 2005, CHF 208 million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF 311 million was attributable to changes in LIBOR. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to Financial liabilities designated at fair value.

Financial Statements
3 May 2005

Note 4 Net Fee and Commission Income

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Equity underwriting fees	337	378	397	(11)	(15)

Bond underwriting fees	370	271	314	37	18

Total underwriting fees	707	649	711	9	(1)

Corporate finance fees	187	410	200	(54)	(7)

Brokerage fees	1,627	1,438	1,768	13	(8)

Investment fund fees	1,250	1,158	1,129	8	11

Fiduciary fees	55	58	54	(5)	2

Custodian fees	300	316	314	(5)	(4)

Portfolio and other management and advisory fees	1,267	1,171	1,123	8	13

Insurance-related and other fees	88	99	65	(11)	35

Total securities trading and investment activity fees	5,481	5,299	5,364	3	2

Credit-related fees and commissions	74	69	65	7	14

Commission income from other services	243	253	240	(4)	1

Total fee and commission income	5,798	5,621	5,669	3	2

Brokerage fees paid	374	322	427	16	(12)

Other	269	244	215	10	25

Total fee and commission expense	643	566	642	14	0

Net fee and commission income	5,155	5,055	5,027	2	3

Note 5 Other Income

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries	8	3	0	167

Net gains from disposals of Investments in associates	0	1	0	(100)

Total	8	4	0	100

Financial investments available-for-sale

Net gains from disposals	120	20	10	500

Impairment charges	(19	(16)	(3)	(19)	(533)

Total	101	4	7

Net income from investments in property [1]	12	13	18	(8)	(33)

Equity in income of associates	32	7	5	357	540

Gains / (losses) from investment properties [2]	3	1	0	200

Other	30	(4)	77		(61)

Total other income from Financial Businesses	186	25	107	644	74

Other income from Industrial Holdings	247	121	133	104	86

Total other income	433	146	240	197	80

1 Includes net rent received from third parties and net operating expenses.  2 Includes unrealized and realized profit from investment properties at fair value.

Note 6 Personnel Expenses

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Salaries and bonuses	4,392	3,749	4,359	17	1

Contractors	199	155	133	28	50

Insurance and social contributions	345	300	310	15	11

Contribution to retirement plans	214	169	177	27	21

Other personnel expenses	325	374	429	(13)	(24)

Total personnel expenses	5,475	4,747	5,408	15	1

Note 7 General and Administrative Expenses

	Quarter ended			% change from
CHF million	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Occupancy	322	314	375	3	(14)

Rent and maintenance of machines and equipment	168	172	196	(2)	(14)

Telecommunications and postage	198	232	202	(15)	(2)

Administration	260	316	307	(18)	(15)

Marketing and public relations	158	145	137	9	15

Travel and entertainment	158	189	144	(16)	10

Professional fees	143	220	153	(35)	(7)

IT and other outsourcing	199	259	218	(23)	(9)

Other	54	69	44	(22)	23

Total general and administrative expenses	1,660	1,916	1,776	(13)	(7)

Financial Statements
3 May 2005

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from
	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	2,625	2,078	2,277	26	15

From continuing operations	2,625	1,949	2,294	35	14

From discontinued operations		129	(17)	(100)	100

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	2,625	2,078	2,277	26	15

Less: Profit on equity derivative contracts	(3	(4)	(3)	25	0

Net profit attributable to UBS shareholders for diluted EPS	2,622	2,074	2,274	26	15

From continuing operations	2,622	1,945	2,291	35	14

From discontinued operations		129	(17)	(100)	100

	Quarter ended			% change from
Weighted average shares outstanding	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Weighted average shares outstanding	1,010,804,389	1,005,781,942	1,053,289,626	0	(4)

Potentially dilutive ordinary shares resulting from
options and warrants outstanding	48,095,258	49,342,566	56,511,586	(3)	(15)

Weighted average shares outstanding for diluted EPS	1,058,899,647	1,055,124,508	1,109,801,212	0	(5)

	Quarter ended			% change from
Earnings per share (CHF)	31.3.05	31.12.04	31.3.04	4Q04	1Q04

Basic	2.60	2.07	2.16	26	20

from continuing operations	2.60	1.94	2.18	34	19

from discontinued operations	0.00	0.13	(0.02)	(100)	100

Diluted	2.48	1.97	2.05	26	21

from continuing operations	2.48	1.84	2.06	35	20

from discontinued operations	0.00	0.13	(0.01)	(100)	100

	As at			% change from
Shares outstanding	31.3.05	31.12.04	31.3.04	31.12.04	31.3.04

Total ordinary shares issued	1,127,441,123	1,126,858,177	1,184,421,495	0	(5)

Second trading line treasury shares

2003 program	0	0	59,482,000

2004 program	39,935,094	39,935,094	0

Other treasury shares	63,955,849	84,728,216	72,091,873	(25)	(11)

Total treasury shares	103,890,943	124,663,310	131,573,873	(17)	(21)

Shares outstanding	1,023,550,180	1,002,194,867	1,052,847,622	2	(3)

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate
	As at			Quarter ended
	31.3.05	31.12.04	31.3.04	31.3.05	31.12.04	31.3.04

1 USD	1.20	1.14	1.27	1.18	1.16	1.26

1 EUR	1.55	1.55	1.56	1.55	1.53	1.57

1 GBP	2.26	2.19	2.34	2.54	2.19	2.33

100 JPY	1.12	1.11	1.21	1.13	1.12	1.19

Note 10 Share-based compensation

UBS provides its employees various share-based compensation arrangements in the form of share plans and option plans. The majority of our share and option plans are classified as equity-settled although there are certain exceptions. UBS recognizes as compensation expense the grant date fair value of these awards over the service period, which is generally equal to the vesting period. Generally, our share and option awards have a tiered-vesting structure which means the majority of the awards will vest over a 3-year period.

The total share-based compensation expense recognized during the period related to share and option awards was CHF 243 million and CHF 126 million, respectively with related social security expenses of CHF 24 million.

As part of the implementation of IFRS 2, UBS reviewed the option valuation model employed in the past by comparing it to alternative models. As a result of this review, UBS decided to implement a proprietary option valuation model reflecting the exercise behavior of employees and the specific terms and conditions under which the option awards are granted. Options granted to employees after mid- February 2005 were valued using this new model, which covers the majority of options granted during the period. Valuations of previously granted employee options will remain unchanged.

The following table provides additional information related to share-based payments during the period:

	UBS Share awards		UBS Option awards

Granted during the period
(numbers of shares and options)	11,768,519		20,048,163

Weighted average fair market value
of instruments awarded (CHF)	101.38	[1]	15.74

1 The fair value of these instruments was determined by using the average price of a UBS share on the grant date.

The fair value of options granted during the period was determined using the following assumptions:

	CHF awards	USD awards

Expected volatility (%)	23	23

Risk-free interest rate (%)	2.08	4.11

Expected dividend rate (%)	4.56	4.25

Strike price (CHF)	103.45	103.52

Share price (CHF)	101.06	101.09

UBS Registered Shares
3 May 2005

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.80 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes

ISIN		CH0012032030

Valoren		1203203

Cusip		CINS H8920M855

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2004. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher/Copyright: UBS AG, Switzerland | Language: English | SAP-No. 80834E-0502

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Peter A. Wuffli
	Name:	Peter A. Wuffli
	Title	Group Chief Executive Officer

By:	/s/ Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

Date: May 13, 2005